24-10129

As filed with the Securities and Exchange Commission on December 21, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933


05074891

CANYON BANCORPORATION
(Exact name of issuer as specified in its charter)

ARIZONA	**6712**	**86-0995843**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

7981 North Oracle Road, Tucson, Arizona 85704 (520) 529-5500
(Address and telephone number of principal executive offices and principal place of business)

STEVEN HALVERSON
President and Chief Executive Officer
7981 North Oracle Road
Tucson, Arizona 85704
(520) 529-5500
(Name, address, and telephone number of agent for service)

Copies of communications to:

STEPHEN M. KLEIN, ESQ.
BART E. BARTHOLDT, ESQ.
Graham & Dunn PC
Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98121-1128

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

12/28/05

PART 1 – NOTIFICATION

Item 1. Significant Parties

The directors and executive officers of Canyon Bancorporation are as follows. The residence and business addresses of such persons are provided below.

Name	Residence Address	Business Address
(a) Directors		
Dennis Cummings	13824 N Placita Meseta De Oro Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741
Gary Gibson	3178 E. Via Palomita Tucson, AZ 85718	705 E. 17th St Tucson, AZ 85719
Jodi Grassmeyer	325 W. Linda Vista Oro Valley, AZ 85737	7493 N. Oracle Rd. Tucson, AZ 85704
Steven Halverson	12088 N. Sliding Rock Pl. Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741
Pam McNair-Wingate	4361 La Paloma Dr. Tucson, AZ 85718	3501 E. Kleindale Tucson, AZ 85716
Richard Underwood	6865 N. Solaz Tercero Tucson, AZ 85718	4742 N. Romero Rd. Tucson, AZ 85705
(b) Executive Officers		
Charles Luhtala	11282 N. Mountain Breeze Dr. Oro Valley, AZ 85737	7981 North Oracle Rd. Tucson, AZ 85704
Wesley Veach	18 W. Golden Spur Pl. Oro Valley, AZ 85737	7981 North Oracle Rd. Tucson, AZ 85704

(c) Not Applicable.

(d) and (e) Principal Shareholders

Name	Residence Address	Business Address
Steven Halverson	12088 N. Sliding Rock Pl. Oro Valley, AZ 85737	6811 N. Thornydale Marana, AZ 85741

(f) Promoters

The promoters of Canyon Bancorporation and Canyon Community Bank include each of the persons listed in Item 1(a) above and the following additional persons:

Name	Residence Address	Business Address
Ray Novak	915 N. Swan Rd. Tucson, AZ 85711	N/A
Michael Carlier	630 E. Mystic Pl. Oro Valley, AZ 85737	3561 E. Sunrise Dr. Tucson, AZ 85718

(g) **Affiliates of the Issuer.** Canyon Community Bank, N.A. is a wholly-owned subsidiary of Canyon Bancorporation.

(h) **Legal Counsel.** Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128, has advised the Issuer in connection with certain banking and securities aspects of the offering. Leonard Felker Altfeld Greenberg & Battaile, PC, 250 North Meyer Avenue, Tucson, Arizona 85702, has advised the Issuer that when sold by the Company pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Arizona, fully paid and non-assessable.

(i) – (m) Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in Which Securities Are to be Offered

(a) The Shares will not be offered or sold by any underwriters, dealers or salespersons.

(b) The Issuer will offer and sell the shares to the general public. Although no priority or allocation will be made with respect to existing shareholders, such shareholders will be offered an opportunity to participate in the offering, although the Company has discretion not to offer shares to existing shareholders who reside in states in which regulatory compliance would, in the judgment of the Company, be unduly burdensome. The Company intends to offer shares to existing shareholders, pursuant to state exemptions for offers and sales to existing shareholders or other applicable exemptions, or by qualification by coordination, in the states of Arizona, California, Colorado, Hawaii, Indiana, Kansas, Minnesota, New Jersey, New Mexico, New York, Texas, Utah and Washington. The Company also intends to offer and sell shares to persons who are not currently shareholders, who may reside in the listed states or other states. All offers and sales will be accomplished in accordance with applicable state securities laws. The shares will be offered on a best-efforts basis by Steven Halverson, President and Chief Executive Officer of the Issuer, who will receive no bonuses, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

No unregistered securities have been issued by the Issuer, predecessor or affiliated issuer within the past year, other than shares that were issued by the Issuer pursuant to the exercise of stock options. Canyon Bancorporation issued the following shares of common stock within the past year pursuant to exercise of options under the Director Stock Option Plan:

Michael Carlier – 2,440 shares at $20.00 per share (1/31/05)
Gary Gibson – 610 shares at $20.00 per share (4/1/05)
Pam McNair-Wingate – 2,440 shares at $20.00 per share (7/18/05)
Richard Underwood – 610 shares at $20.00 per share (6/21/05)

The basis for computing the consideration for which the above shares were issued was the exercise price for the options exercised, pursuant to the terms of the Director Stock Option Plan. Such shares were issued pursuant to a written compensatory benefit plan under circumstances that comply with the requirements of Rule 701 promulgated under the Securities Act of 1933, as amended (the "Act") and are thus exempted from the registration requirements of such Act by virtue of Rule 701.

Item 6. Other Present or Proposed Offerings

No offerings are present or proposed at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

OFFERING CIRCULAR

7981 North Oracle Road
Tucson, Arizona 85704
(520) 529-5013

A Maximum of $2,700,000 (75,000 Shares at $36.00 Per Share)
(No Minimum Offering Amount)

Canyon Bancorporation is offering up to 75,000 shares of its common stock to our shareholders and the general public at $36.00 per share. The offering will commence on December 27, 2005, and will terminate on February 28, 2006, unless we terminate it earlier or extend it for up to an additional 30 days.

The minimum purchase for new shareholders is 1,000 shares ($36,000), and for current shareholders is 500 shares ($18,000).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $2,700,000 in gross proceeds;
- Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;
- Once we have accepted a subscription, it cannot be withdrawn by the investor;
- We are selling shares directly – there is no underwriter involved in the offering;
- There is no established trading market for our shares, and there is very limited trading activity; and
- Our stock is not actively traded, and we have subjectively established the offering price at $36.00 per share, based on a variety of factors considered by our board of directors (see "TERMS OF THE OFFERING – Offering Price" for a description of the factors considered).

Investment in the shares involves certain risks. See "RISK FACTORS" beginning on page 3 for information that should be considered by each prospective investor.

The securities offered by means of this Offering Circular are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THESE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT OF ARIZONA, BUT THE FACT OF THE REGISTRATION IS NOT TO BE DEEMED A FINDING BY THE ARIZONA CORPORATION COMMISSION OR THE DIRECTOR OF THE SECURITIES DIVISION THAT THIS PROSPECTUS IS TRUE OR ACCURATE, NOR DOES THE REGISTRATION MEAN THAT THE COMMISSION OR THE DIRECTOR HAS PASSED ON THE MERITS OF OR OTHERWISE APPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public(1)	Underwriting Discounts and Commissions(2)	Proceeds to Company(3)
Per Common Share	$36.00	$-0-	$36.00
Maximum Offering	$2,700,000	$-0-	$2,700,000

(1) The offering price for the shares has been determined by Canyon Bancorporation. See "RISK FACTORS."
(2) Neither an underwriter nor broker-dealer will be used in connection with the offering; all shares are being offered on a best-efforts basis by Canyon Bancorporation and no commissions will be paid on sales. See "TERMS OF THE OFFERING."
(3) Before deducting estimated expenses of the offering of approximately $75,000 including legal and accounting fees, printing and other miscellaneous expenses payable by Canyon Bancorporation. Canyon Bancorporation anticipates that proceeds will be contributed to Canyon Community Bank. See ""USE OF PROCEEDS."

The date of this Offering Circular is December 27, 2005.

TABLE OF CONTENTS

	Page
OFFERING CIRCULAR SUMMARY	1
RISK FACTORS	3
TERMS OF THE OFFERING	6
DILUTION	8
DIVIDEND POLICY	10
USE OF PROCEEDS	10
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS	33
MANAGEMENT	38
CERTAIN TRANSACTIONS AND RELATIONSHIPS	45
SUPERVISION AND REGULATION	46
DESCRIPTION OF COMMON STOCK	50
INDEPENDENT AUDITORS	52
CERTAIN LEGAL MATTERS	52
INDEX TO FINANCIAL STATEMENTS	53

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of the stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular.

The Offering

Common Stock Offered..	75,000 Shares
Common Stock to be Outstanding After the Offering	391,870 shares, assuming all offered shares are purchased.
Minimum Subscription...	New shareholders must subscribe for at least 1,000 shares. Existing shareholders must subscribe for at least 500 shares. See "TERMS OF THE OFFERING."
Price..	$36.00 per share
Use of Proceeds..	To support recent and anticipated future growth of Canyon Community Bank, and for general working capital purposes. See "USE OF PROCEEDS."
Special Factors to be Considered.................................	The securities offered involve certain risks. See "RISK FACTORS."

Plan of Distribution and Terms of the Offering

The offering will commence on **December 27, 2005** and will continue until **February 28, 2006,** unless we determine in our sole discretion to terminate the offering earlier or to extend it, for up to 30 additional days.

The offering is to the general public; although we will provide offering materials to our existing shareholders, they will not have priority in the offering. The offering will be conducted on a "first-come-first served" basis. Among other things, the offering will allow persons residing or working in our market area an opportunity to become shareholders, as well as customers.

New shareholders must purchase a minimum of 1,000 shares ($36,000). Existing shareholders must purchase a minimum of 500 shares ($18,000).

Subject to any applicable regulatory approvals, availability of shares, and the discretion of the board of directors, there is no maximum investment limit.

We reserve broad discretion in determining whether to sell shares to any particular person, whether an existing shareholder or a new shareholder. See "TERMS OF THE OFFERING – Broad Company Discretion."

Conditions of the Offering

Completion of the offering is not conditioned upon receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use.

We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, you cannot withdraw it.

The shares will be marketed on a best efforts basis through our President and Chief Executive Officer. No person will receive any commissions or other form of compensation in connection with such efforts. While no modification of the terms of the offering are anticipated, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.

See "TERMS OF THE OFFERING" for a more complete description of the offering.

About Canyon Bancorporation

Canyon Bancorporation is an Arizona bank holding company incorporated on February 6, 2004, primarily to hold all of the common stock of Canyon Community Bank, a national banking association that commenced operations in October 2000, in Tucson, Arizona. We are headquartered in Tucson, and have opened branches in Marana, Arizona and Catalina, Arizona.

At June 30, 2005, we had consolidated total assets of approximately $76.3 million, consolidated total liabilities of approximately $69.1 million, total net loans of approximately $54.3 million, total deposits of approximately $61.8 million, and shareholders' equity of approximately $7.2 million.

Through Canyon Community Bank, we provide a full range of retail banking services, including the acceptance of demand, savings and time deposits; the making of loans to consumers and businesses; the investment of excess funds in the purchase of federal funds, U.S. government and agency obligations, and state, county and municipal bonds; and other financial services usually handled for customers by commercial banks. See "BUSINESS."

Canyon Community Bank maintains a web site at www.canyoncommunity.com, which contains additional information about the products and services offered, and which allows bank customers to conduct Internet banking transactions.

RISK FACTORS

An investment in the shares being offered involves certain risks, including those described below. There are many risks inherent in any business enterprise; the matters described below are considerations that are unique to our business and our market.

We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares; as a result the price investors pay for shares in the offering may be greater than the actual value of the shares

Our stock is not actively traded and no broker makes a market in our stock. We have established the offering price of $36.00 per share based solely on our belief of the fair market value of the shares. The offering represents a multiple of 1.57 times the book value of the shares as of June 30, 2005. We did not retain an independent investment banking firm or securities dealer to assist in the valuation of the shares or in the determination of the offering price. For a description of the factors considered by our board establishing the offering price, see "TERMS OF THE OFFERING –Offering Price." Because we have subjectively set the offering price ourselves, the price that investors pay for shares in the offering may be greater than the actual value of the shares that they buy.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered, which could affect our future growth

We have not set a minimum number of shares that must be sold in the offering in order for the offering to close. No escrow arrangements have been made with respect to the Offering. Thus, subject to the acceptance of subscriptions (see "TERMS OF THE OFFERING – Broad Company Discretion"), subscription funds will be immediately available to us regardless of the number of shares sold in the offering to such date or in the completed offering. There can be no assurance that the maximum 75,000 shares will be sold, or that any particular amount of shares will be sold. If the Offering is subscribed at significantly less than the maximum, our ability to support our future growth (see "USE OF PROCEEDS") could be affected.

We have a limited history of operations, and we cannot assure that our growth will continue

We commenced operations in October 2000, and our relatively brief operating history is still insufficient to evaluate our long-term performance. Although our performance, as measured by growth in total assets and deposits, has been favorable through the period ended June 30, 2005, there can be no assurance that such growth will continue.

Our primary market area is subject to unpredictable economic conditions, and a downturn could adversely affect our profitability and future growth.

The Tucson, Arizona metropolitan area has recently experienced rapid rates of growth in both the commercial and residential real estate markets. As with any such period of rapid development, the possibility of over-development exists, and the possibility of a significant downturn in the local real estate market is increased, relative to a market in which growth is more measured. In addition, the effect, if any, of Hurricane Katrina and its impact on the availability of construction materials and personnel in various parts of the United States cannot now be estimated.

We have a high concentration of loans secured by real estate, which makes us more vulnerable if there is a downturn in that sector of the economy

A significant portion of Canyon Community Bank's loans are secured by real estate. At June 30, 2005, Canyon Community Bank had a concentration of loans secured by real estate representing 75% of the loan portfolio. Of the loans secured by real estate, approximately:

- 48% are commercial real estate;
- 34% are construction loans; and land development
- 18% are residential real estate

These real estate-secured loans are 100% concentrated in the Tucson, Arizona area, which has experienced significant growth and appreciation during the last five years. A downturn in the local economy could have a material adverse effect on borrowers' ability to repay these loans, as well as the value of the real property held as collateral. See "BUSINESS – Lending Activities."

You may have difficulty selling your shares, as there is little trading activity

There is no active trading market for our shares, and it is unlikely that an established market for our shares will develop in the near future. We presently do not intend to seek listing of the shares on any securities exchange, or quotation on the NASDAQ interdealer quotation system. It is not known whether significant trading activity will take place for several years, if at all. Accordingly, subscribers should consider this as a long-term investment. See "CANYON BANCORPORATION – Market for Common Equity and Related Stockholder Matters."

Fluctuating interest rates can adversely affect our profitability

Canyon Community Bank's profitability is dependent to a large extent upon net interest income, which is the difference between its interest income on interest-earning assets and interest expense on interest-bearing liabilities. The banking industry has in recent years experienced significant fluctuations in net interest income due to changing interest rates. During the past two years prime rate has increased 2.25%, and the market anticipates continued increases in prime rate. Canyon Community Bank will continue to be affected by changes in levels of interest rates and other economic factors beyond its control. See "Asset and Liability Management."

There is intense competition in our market area, and we cannot assure that we will be able to successfully compete

Commercial banking is a highly competitive business. Canyon Community Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in Tucson and its environs and elsewhere, for loans and deposits. In certain aspects of its business, Canyon Community Bank also competes with small loan companies, insurance companies, mortgage companies, brokerage houses, and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Canyon Community Bank and some of which have financial resources greater than those of Canyon Community Bank. See "CANYON COMMUNITY BANK – Market Area and Competition."

Our business could be harmed if we lost the services of any of our senior management team

We believe that our success to date and our prospects for success in the future are substantially dependent on our senior management team, which includes Steven Halverson, our President and Chief Executive Officer, Wesley Veach, our Chief Financial Officer, and Charles Luhtala, our Chief Credit Officer. The loss of the services of any of these persons, particularly Mr. Halverson, could have an adverse effect on out business. In light of the relatively small number of persons involved in the Tucson area banking industry, we could have difficulty replacing any of our senior management team with equally competent persons who are also familiar with our market area.

We have entered into agreements with our senior management team that could discourage a potential acquisition Canyon Bancorporation

We have entered into Change in Control Severance Agreements with each of Messrs. Halverson, Veach and Luhtala. These agreements (which are described under "MANAGEMENT – Remuneration of Directors and Officers") generally provide that if a change in control of Canyon Bancorporation or Canyon Community Bank occurs while such officers are employees, they will be entitled to receive a lump-sum change in control severance payment based upon their respective annual incomes (three times annual income in the case of Mr. Halverson, two times annual income in the cases of Messrs. Veach and Luhtala). The expense of funding one or more of these severance payments could discourage a potential buyer of Canyon Bancorporation, making a potential acquisition less likely.

We are extensively regulated under federal and state law

We are, like the banking industry generally, extensively regulated under federal law, and to a lesser extent by Arizona law, relating to financial institutions. These laws are primarily intended to protect Canyon Community Bank's depositors, not our shareholders. Compliance with federal and state banking laws and regulations imposes significant administrative burdens on our business. In some cases we compete with other types of financial institutions that are not subject to the same degree of regulation, which could result in a competitive disadvantage. Changes in applicable laws and regulations, and the policies of regulators, may have an adverse affect on our business and prospects. For a more complete summary of the statutes and regulations that affect the banking industry, see "SUPERVISION AND REGULATION."

Our directors and executive officers will retain a significant voting interest in the Company after the offering

Our directors and executive officers presently own a total of 60,670 shares, not including shares that could be purchased upon the exercise of stock options. Such persons have indicated that they plan to purchase, in the aggregate, approximately 18,750 additional shares, subject to availability. Assuming they purchase this number of shares, they will own in the aggregate approximately 20.2% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options). As a result, such persons, if they were to act together, would have the ability to significantly influence matters submitted to our shareholders for approval.

We will have substantial discretion as to how the proceeds of this offering will be applied

As described under "USE OF PROCEEDS," we intend to contribute the net proceeds of the offering to Canyon Community Bank to support its anticipated future growth, but none of the proceeds have been earmarked for specific purposes. As a result, the specific manner in which proceeds of the offering are used will be in the discretion of our board of directors and management. Although we will make every effort to do so, we cannot assure you that we will apply the proceeds of the offering in the most effective way possible. If the proceeds of the offering are not effectively applied, the business and prospects of Canyon Bancorporation could be adversely affected.

You will not likely receive cash dividends on the shares

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of Canyon Community Bank. Our ability to pay dividends in the future will depend primarily upon the earnings of Canyon Community Bank and its ability to pay dividends to Canyon Bancorporation. See "DIVIDEND POLICY" and "SUPERVISION AND REGULATION – Distributions."

The Company

TERMS OF THE OFFERING

Method of Offering

The offering will commence on **December 27, 2995** and will terminate on **February 28, 2006.** We may, in our sole discretion, determine to terminate the offering earlier than **February 28, 2006,** or to extend it, for up to 30 additional days following that date.

New shareholders must subscribe for a minimum of 1,000 shares ($36,000). Existing shareholders must subscribe for a minimum of 500 shares ($18,000).

Subject to any applicable regulatory approvals, availability of shares, and the discretion of our board of directors, there is no maximum investment limit.

Subject to our broad discretion (see "—Broad Company Discretion" below), the offering will be conducted on a "first-come-first-served" basis.

Offering Price

Our board of directors considered various factors in determining that the shares should be offered at a price of $36.00 per share. In determining that the sales price represents the fair market value of the shares being offered, the board took the following factors into account: the historical earnings of Canyon Community Bank since its opening; Canyon Bancorporation's and Canyon Community Bank's future prospects; the book value per share of our outstanding common stock; recent sales prices of Canyon Bancorporation's common stock in transactions between individuals; and the sales prices in stock offerings by other similarly situated financial institutions

The board of directors did not retain any independent party to assist in the valuation of the shares for this offering, and there can be no assurance that the offering price reflects the actual value of the offered shares. See "RISK FACTORS – We have subjectively set the offering price ourselves, and the price may not reflect the actual value of the shares."

How to Subscribe

Complete and sign the enclosed subscription agreement and send it with full payment for the shares subscribed to us.

We reserve broad discretion to accept or reject the subscriptions of any person. See " – Broad Company Discretion" below.

We also reserve discretion as to the manner and timing of the acceptance (or rejection) of subscriptions of current shareholders, including subscriptions that may be subject to regulatory approval.

Broad Company Discretion

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. **We may, in our absolute discretion, reject a subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is a bank customer, or a resident of Canyon Community Bank's primary marketing area; and

- Whether or not the subscriber is a resident of the State of Arizona, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents.

Subject to our absolute discretion, and the factors described above, if there are no countervailing considerations, we will attempt to honor subscriptions on a "first-come, first-served" basis.

Minimum Purchase Requirements

We have established the minimum purchase requirement of 1,000 shares for persons who are not currently shareholders and 500 shares for current shareholders in order to avoid the administrative, printing and related costs associated with issuing and tracking stock certificates and maintaining a shareholder base consisting of shareholders with very small holdings. We may, in our sole discretion, accept subscriptions for less than the minimum purchase requirement from any person, including employees of Canyon Community Bank.

Offering Expiration Date

We must receive at our offices, completed and executed subscriptions, together with full payment for the shares subscribed, no later than 5:00 p.m. on **February 28, 2006,** unless the offering is terminated earlier or extended, for up to 30 days, by us in our sole discretion.

Subscription Funds

We will hold all subscription funds, pending acceptance, in a segregated, non-interest bearing account at Canyon Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. We reserve the right to hold subscription funds in such segregated account for a reasonable period pending receipt by us or the subscriber, as the case may be, of any applicable regulatory approvals in connection with such subscription. Unless regulatory approvals of a subscription are required, if we determine to reject a subscription, we will do so (and return all subscription funds) within 10 days of our receipt of the subscription.

Once you have delivered or mailed your subscription agreement to us, you cannot revoke it.

Commissions

The shares will be offered on behalf of Canyon Bancorporation by Mr. Steven Halverson, President and Chief Executive Officer. No commissions, fees or other remuneration will be paid to Mr. Halverson, or to any other person or entity, for selling the shares in this offering.

Delivery of Stock Certificates

We will issue certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other persons. Our directors and executive officers presently beneficially own 60,670 shares in total (not including shares that could be purchased upon the exercise of stock options). Our directors and executive officers have indicated that they plan to purchase, in the aggregate, approximately 18,750 shares, although they may purchase additional shares, subject to availability. Assuming they purchase this number of shares, they will own in the aggregate 20.26% of the then outstanding shares (again, not including shares that could be purchased upon the exercise of stock options) assuming that the offering is fully subscribed.

DILUTION

Assuming Full Subscription

The net tangible book value of Canyon Bancorporation at June 30, 2005 was $7.2 million, or $22.96 per share. Net tangible book value per share is determined by dividing the net worth of Canyon Bancorporation (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2005, other than to give effect to the sale of 75,000 shares offered by us in this offering (after deducting estimated offering expenses), the pro forma net tangible book value of the outstanding shares at June 30, 2005 would have been $9.85 million or $25.28 per share. This represents an immediate increase in net tangible book value to present shareholders of $2.32 per share and an immediate dilution to new investors of $10.72 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$36.00
Net tangible book value per share prior to offering (1)	$22.96	
Increase in net tangible book value per share attributable to new investors	$ 2.32	
Pro forma net tangible book value per share after offering		$25.28
Dilution per share to new investors (2)		$10.72
Dilution per share to new investors assuming exercise of all outstanding stock options (3)		$11.11
Percentage dilution per share to new investors assuming exercise of all outstanding stock options (3)		30.86%

(1) At June 30, 2005, total shareholders' equity was $7.2 million, which represents a net tangible book value of $22.96 per share. Net tangible book value per share represents Canyon Bancorporation's total shareholders' equity divided by the total number of shares outstanding.

(2) Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers in the offering and the pro forma book value per share immediately after the completion of the offering.

(3) Assumes exercise of all 53,726 outstanding stock options at applicable exercise price.

Although our current shareholders will not experience net tangible book value dilution of their shares as a result of the offering, they will experience a dilution in their respective ownership percentages to the extent that such persons do not participate in the offering.

Assuming Less than Full Subscription

The following table represents the dilution that would be experienced by new shareholders on a per-share basis, assuming that the offering is subscribed at a level equal to 75%, 50%, and 25%, respectively, of the maximum offering amount of 75,000 shares:

	Percent of maximum offering proceeds		
	75%	50%	25%
Number of shares offered or assumed to be sold	56,250	37,500	18,750
Gross proceeds	2,025,000	1,350,000	675,000
Expenses	75,000	75,000	75,000
Net proceeds	1,950,000	1,275,000	600,000
Net tangible book value @ 06/30/05	7,220,582	7,220,582	7,220,582
Net proceeds from the stock offering	1,950,000	1,275,000	600,000
Options Exercised (all)	1,184,392	1,184,392	1,184,392
Pro forma net tangible book value @ 06/30/05	10,354,974	9,679,974	9,004,974
Number of shares outstanding @ 06/30/05	314,430	314,430	314,430
Number of shares offered or assumed to be sold	56,250	37,500	18,750
Pro forma number of shares outstanding @ 06/30/05	370,680	351,930	333,180
Options	53,726	53,726	53,726
	424,406	405,656	386,906
Offering price per share	$36.00	$36.00	$36.00
Net tangible book value per share prior to offering	$22.96	$22.96	$22.96
Increase in net tangible book value per share attributable to new investors	$1.78	$1.18	$0.51

	Percent of maximum offering proceeds		
	75%	50%	25%
Pro forma net tangible book value per share after offering	$24.74	$24.14	$23.47
Dilution per share to new investors	$11.26	$11.86	$12.53
Book Value after offering & options	$24.40	$23.86	$23.27
Dilution per share to new investors assuming options exercised	$11.60	$12.14	$12.73
Percentage dilution per share to new investors assuming exercise of all outstanding stock options (3)	32.22%	33.72%	35.36%

DIVIDEND POLICY

We currently intend to retain any earnings to help fund future growth of Canyon Community Bank, we do not anticipate paying any cash dividends in the foreseeable future. We cannot predict when such dividends, if any, will ever be made. The payment of dividends, if any, will at all times be subject to the ability of Canyon Community Bank to pay dividends to us, and its ability to do so is subject to the payment of its expenses, its maintenance of adequate liquidity and loan loss allowance, and minimum capital requirements for commercial banks, and other factors. See "SUPERVISION AND REGULATION – Distributions."

USE OF PROCEEDS

The gross proceeds from the sale of shares offered, assuming that all 75,000 shares offered by means of this Offering Circular are sold, are estimated to be $2,700,000 before deducting estimated expenses of the offering of approximately $75,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to us will be reduced to the extent that the maximum number of shares in this offering are not subscribed for. There can be no assurance that the maximum gross proceeds of $2,700,000, or any other amount, will be attained.

We will contribute all of the net proceeds of the offering to Canyon Community Bank. None of the proceeds have been earmarked for specific purposes. The net proceeds of the offering will be utilized to support anticipated future deposit and asset growth of Canyon Community Bank, while allowing it to maintain adequate capital levels. The additional capital will also give Canyon Community Bank the option of increasing its lending limits, which limits are determined based on its capital. As described under "Business – Property" below, Canyon Community Bank has recently purchased a tract of undeveloped land on which it intends to construct a new full service branch. We acquired the property with funds on hand, and we anticipate that construction will be funded though currently available funds and operating revenues, although it is possible that some portion of the proceeds of this offering will be utilized to defray construction costs. Although Canyon Community Bank does not presently have any specific plan to expand through the addition of one or more new branches other than the one described above (either through the purchase of an existing facility or the construction of a new facility), the funds raised in the offering will give us flexibility in the event that we determine to physically expand further.

Our business plan calls for moderate growth in the future. To the extent that the offering is subscribed at a level significantly below the maximum offering amount of $2,700,000, our future growth could be restricted. In such event, we may consider options such as additional equity financing or borrowing funds, which we would contribute to Canyon Community Bank, to fund growth.

BUSINESS

Canyon Bancorporation

Canyon Bancorporation Financial Overview

We are a bank holding company organized under the laws of Arizona, chartered in February 2004. We had consolidated total assets of approximately $76.3 million at June 30, 2005. We are located in Tucson, Arizona, and conduct our operations through our subsidiary, Canyon Community Bank, a national banking association, which commenced operations in October 2000. We do not engage in any substantial activities other than acting as a bank holding company for Canyon Community Bank. We believe that we can present an alternative to large financial institutions by offering local ownership, local decision-making and other personalized services characteristic of community banks. Our holding company structure provides flexibility for expansion of our banking business through the possible acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide. See "SUPERVISION AND REGULATION."

Canyon Bancorporation Selected Financial Information as of June 30, 2005

The following table presents unaudited financial information regarding Canyon Bancorporation and Canyon Community Bank through June 30, 2005. This summary is qualified in its entirety by the detailed financial information and financial statements appearing elsewhere in this offering circular.

	Six months ended June 30		Twelve months ended December 31			
	2005	2004	2004	2003	2002	2001
RESULTS OF OPERATIONS	(In thousands, except per share data)					
Interest Income	$2,165	$1,553	$ 3,374	$ 2,475	$ 1,830	$ 1,269
Interest Expense	(406)	(266)	(598)	(468)	(387)	(308)
Net Interest Margin	1,759	1,287	2,776	2,007	1,443	961
Provision for credit losses	(224)	(121)	(129)	(124)	(139)	(115)
Noninterest Income	294	248	500	335	198	67
Noninterest Expense	(1,224)	(1,041)	(2,040)	(1,607)	(1,320)	(1,131)
Income (loss) before income taxes	$605	$ 373	$ 1107	$ 611	$ 182	$ (218)
Income Tax Benefit (expense)	(254)	(183)	(501)	(78)	---	---
Net Income (loss)	$351	$190	$606	$533	$ 182	$ (218)
Earnings (loss) Per Share						
Basic	$ 1.12	$ .62	$ 1.96	$ 1.74	$ .60	$ (.71)
Diluted	$ 1.08	$ .60	$ 1.89	$ 1.69	$ .59	$ (.71)
Book Value per share	$ 22.96	$ 20.32	$ 21.83	$ 20.12	$ 18.48	$ 17.87

FINANCIAL POSITION:	Six months ended June 30 2005	2004	Twelve months ended December 31 2004	2003	2002	2001
	(In thousands, except per share data)					
Interest-bearing deposits in banks	$ 113	$ 972	$ 10	$ 1,084	$ 1,500	$ ---
Federal Funds Sold	---	---	---	---	17	2,999
Investment Securities	12,149	12,139	14,025	15,102	13,239	8,330
Net Loans	54,269	40,484	46,077	32,633	19,509	13,281
Total Assets	76,271	61,381	67,474	52,442	36,599	26,898
Total Deposits	61,751	51,129	53,317	41,521	29,061	19,547
Shareholders Equity	7,221	6,321	6,783	6,154	5,651	5,454

Company Selected Quarterly Financial Data *(in thousands)*

	Quarter Ended			Quarter Ended				Quarter Ended		
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Interest income	$1,134	1,031	924	898	788	764	699	662	587	538
Interest expense	216	190	166	166	139	127	120	114	124	110
Net Interest income	918	841	758	732	649	637	579	548	463	428
Other income	174	112	129	122	101	148	73	121	71	59
Other expense	689	527	502	496	516	526	444	427	380	355
Net operating income	403	426	385	358	234	259	208	242	154	132
Provision for loan losses	28	196	0	8	20	101	19	34	25	46
Income tax expense (benefit)	154	100	166	152	114	69	44	21	13	0
Net income (loss)	221	130	219	198	100	89	145	187	116	86

	Year-To-Date Ended			Year-To-Date Ended				Year-To-Date Ended		
	6/30/2005	3/31/2005	12/31/2004	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003
Interest income	2,165	1,031	3,374	2,450	1,552	764	2,486	1,787	1,125	538
Interest expense	406	190	598	432	266	127	468	348	234	110
Net Interest income	1,759	841	2,776	2,018	1,286	637	2,018	1,439	891	428
Other income	286	112	500	371	249	148	324	251	130	59
Other expense	1,216	527	2,040	1,538	1,042	526	1,606	1,162	735	355
Net operating income	829	426	1,236	851	493	259	736	528	286	132
Provision for loan losses	224	196	129	129	121	101	124	105	71	46
Income tax expense (benefit)	254	100	501	335	183	69	78	34	13	0
Net income (loss)	351	130	606	387	189	89	534	389	202	86

Return on Assets and Equity

Following are performance ratios of Canyon Bancorporation for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004, 2003 and 2002:

	Six Months Ended June 30		Year ended December 31		
	2005	2004	2004	2003	2002
Return on average assets	.96%	.67%	.98%	1.19%	.58%
Return on average equity	10.16%	6.07%	9.46%	9.10%	3.30%
Dividend payout ratio	N/A	N/A	N/A	N/A	N/A
Average equity to average assets	9.47%	10.98%	10.39%	13.08%	17.52%

Employees

Canyon Community Bank had a total of 27 full-time employees and 5 part-time employees at June 30, 2005. There are no separate full-time employees of Canyon Bancorporation.

Property

Canyon Community Bank conducts its operations from three branch locations, all of which are owned by Canyon Community Bank without indebtedness.

- 5,785 square feet located at 7981 N. Oracle Road, Oro Valley AZ 85704
- 9,000 square feet (approx. 6,700 sq. ft. of rental space) located at 6811 N. Thornydale Road, Marana AZ 85742
- 3,351square feet (approx. 1,351 sq. ft. of rental space) located at 15883 N. Oracle Road, Catalina AZ 85739.

Each of the above locations is a full service branch, equipped with an ATM, two lane drive up and safe deposit boxes.

On October 5, 2005, we purchased approximately two acres of undeveloped land in Continental Ranch, upon which we intend to open a second Canyon Community Bank location in Marana, Arizona. The purchase was funded with available funds and the property is not subject to any indebtedness. We anticipate that we will sell approximately 1.5 acres of the property to third parties, who have not yet been identified, and retain .5 acres, upon which we will build a full service branch of approximately 2,000 square feet. We anticipate that this branch will open at some time in the first quarter of 2007. Although we believe that the construction of the new branch, which will cost approximately $400,000, can and will be funded out of currently available funds and operating revenues, it is possible that some portion of the proceeds of this offering will be utilized in connection with such construction.

Although we expect to open additional branches in the future as opportunities present themselves, we feel the above mentioned locations are adequate for current and future needs.

Market for Common Equity and Related Stockholder Matters

No broker makes a market in our common stock, and trading has not been extensive. Trades that have occurred cannot be characterized as amounting to an active market. Our shares are traded by individuals on a personal basis and are not listed on any exchange or traded on the over-the-counter market. As of June 30, 2005, there were 314,430 shares of common stock outstanding. Due to the limited information available, the following price information may not accurately reflect the actual market value of our shares. The following data includes trades between individual investors. It does not include new issues of stock or the exercise of stock options, and does not include transfers as to which we have no information as to the purchase or sale price. For periods before May 1, 2004, data is provided for Canyon Community Bank rather than for us.

Period	# of Shares Traded	Price Range
2002	6,475	$22.00 - $26.00
2003	4,500	$26.00 - $30.00
2004	1,000	$30.00 - $30.00
2005 (through June 2005)	8,765	$33.50 - $33.50

To the best of our knowledge, the most recent transaction in our shares was August 1, 2005 in a transaction involving 2,500 shares at a price of $36.00 per share.

At June 30, 2005, stock options for 53,114 shares were outstanding. See "MANAGEMENT – Stock Option Plans."

Number of Equity Holders

As of June 30, 2005, there were approximately 212 holders of record of our shares.

Reports to Shareholders

We deliver to each shareholder of record annual consolidated audited financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934, and thus do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission.

Cash Dividends

We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion of our subsidiary, Canyon Community Bank. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account the financial condition of Canyon Bancorporation and Canyon Community Bank, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of Canyon Community Bank and its ability to pay dividends to us. Canyon Community Bank's ability to pay dividends is governed by various statutes. See "SUPERVISION AND REGULATION – Dividends."

Canyon Community Bank

Canyon Community Bank primarily serves individuals and small to medium-sized businesses located in its primary market area, the Tucson, Arizona metropolitan area and its environs. Canyon Community Bank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other deposits of various types, ranging from money market accounts to certificates of deposit. The transactional accounts and time certificates are tailored to Canyon Community Bank's market area at rates competitive in such area. Canyon Community Bank's deposits are attracted primarily from individuals, merchants, small to medium-sized businesses and professionals.

The principal sources of Canyon Community Bank's revenues are: (i) interest and fees on loans; (ii) interest on investments (principally government securities); (iii) interest on federal funds sold (funds loaned on a short-term basis to other banks); and (iv) deposit service charges (v) yield spread premiums from brokering of 30 conventional home mortgages (vi) residual income from merchant services. Canyon Community Bank's lending activity consists of short-to-medium-term real estate and construction commercial loans, including operating loans and lines, equipment loans, real estate loans, personal loans or lines of credit, home improvement and rehabilitation loans. Canyon Community Bank also offers safe deposit boxes, direct deposit of payroll and social security checks, and automatic draft for various accounts.

Market Area and Competition

Canyon Community Bank competes with other commercial banks, savings and loan associations, credit unions and finance companies operating in its primary service area, which is the city of Tucson and its environs. There are three state chartered local "community banks" which are located in Canyon Community Bank's primary service area and directly target the same loan and deposit markets of Canyon Community Bank. These banks range in size from approximately $170 million to under $90 million in total assets. Additionally, there are approximately nine larger regional and national banks with offices located within Canyon Community Bank's primary service area and which also provide competition to Canyon Community Bank.

Canyon Community Bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. In certain aspects of its business, Canyon Community Bank also competes with credit unions, small loan companies, insurance companies, mortgage companies, finance companies, brokerage houses and other financial institutions, some of which are not subject to the same degree of regulation and restriction as Canyon Community Bank, and some or which have financial resources greater than those of Canyon Community Bank. The future success of Canyon Community Bank will depend primarily on the difference between the cost of its borrowing (primarily interest paid on deposits) and income from operations (primarily interest or fees earned on loans, interest earned on investment securities and Fed funds sold). Canyon Community Bank competes for funds with other institutions, which, in most cases, are significantly larger and thus may obtain deposits at lower rates of interest.

Products and Services

In conjunction with the growth of its asset base, Canyon Community Bank has introduced new products and services to position itself to compete in its highly competitive market. Canyon Community Bank's customers demand not only a wide range of financial products but also efficient and convenient service. In response to these demands, Canyon Community Bank has developed a mix of products and services tailored to its market. Additionally, Canyon Community Bank offers a wide range of commercial and retail banking products and services to its customers. Deposit accounts include certificates of deposit and other time deposits, checking and other demand deposit accounts, interest-bearing checking accounts, savings accounts and money market accounts. Loans include real estate construction and development, commercial, installment and consumer loans. Canyon Community Bank operates a full service home mortgage-lending department.

Other products and services include electronic funds transfers, electronic tax payment, safe deposit boxes, and merchant service sales. Canyon Community Bank also provides internet banking and bill payment services.

Lending Activities

The two main areas in which Canyon Community Bank has directed its lendable funds are construction and commercial real estate loans. At June 30, 2005, these categories accounted for approximately 26% and 36%, respectively, of Canyon Community Bank's total loan portfolio. Canyon Community Bank's major source of income is interest and fees charged on loans.

At June 30, 2005, Canyon Community Bank had a concentration of loans secured by real estate representing approximately 75% of the loan portfolio. Of the loans secured by real estate, approximately 48% are commercial real estate, 34% are construction loans and development, and 18% residential real estate. These loans are concentrated 100% in the Tucson, Arizona area. Due to the diversity of the borrowers and product types, Canyon Community Bank does not believe this loan concentration represents a significant risk, although a downturn in the Tucson, Arizona area real estate market could have an adverse effect on Canyon Community Bank and its operations.

Canyon Community Bank on occasion sells "participations" in loans. A "participation" means that Canyon Community Bank sells a portion of a loan that it has made, to one or more other banks. This sale is on a non-recourse basis, thus limiting Canyon Community Bank's exposure on the loan to the amount that it retains (does not sell through a participation). In addition to limiting exposure, selling participations in loans can be used when necessary to stay within lending limits. Loan participations are customary in the banking industry, and the terms of the agreements between Canyon Community Bank and the banks to which it sells loan participations contain customary terms and conditions.

In the normal course of business there are various commitments outstanding and commitments to extend credit, which are not reflected, in the financial statements. A "commitment" is an agreement by Canyon Community Bank to loan money in the future, subject to certain conditions being met. These commitments generally require the customers to maintain certain credit standards and have fixed expiration dates or other termination clauses. Canyon Community Bank uses the same credit policies in making commitments as it does for loans. Management does not expect that all such commitments will be fully utilized. Similar to the loan participations discussed above, Canyon Community Bank on occasion enters into agreements with other banks to participate in certain of its commitments to extend credit.

Lending activities are conducted pursuant to a written loan policy, which has been adopted by the board of directors of Canyon Community Bank. See "Loan Policy" below.

Canyon Community Bank's loan policy provides that accrual of interest on loans will be discontinued when there is reasonable doubt as to the full, timely collections of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it will be reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Loan Policy

Interest income on loans is based on principal amounts outstanding, at applicable interest rates. Accrual of interest on impaired loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal or when payment of principal or interest is contractually past due 90 days, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and when future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought current with respect to both principal and interest and when, in the opinion of management, the loans are estimated to be fully collectible as to both principal and interest.

Lending activities are conducted under a written loan policy that has been adopted by Canyon Community Bank's board of directors. Such loan policy provides specific restrictions with regard to loan terms, loan to value ratios, debt to income ratios, and appraisal requirements. Each loan officer has a defined lending authority. Regardless of lending authority, individual secured and unsecured loans between $500,000 and Canyon Community Bank's "house limit" are approved by the Canyon Community Bank Directors' Loan Committee. Loans in excess of Canyon Community Bank's "house limit" are approved by the full board of directors. Canyon Community Bank's house limit, which fluctuates over time, is an amount equal to 85% of its regulatory capital (15% of total capital) under applicable regulatory limitations on the amount of loans that may be made to one borrower.

Loan commitments are underwritten within Canyon Community Bank's established guidelines for each loan category and carry no unusual risk.

At June 30, 2005, Canyon Community Bank had loan commitments to loan monies totaling approximately $9.0 million. Of this amount, approximately $6.4 million (71%) is secured by real estate. Commercial and other loan commitments total approximately $2.6 million (29%) of total commitments.

Loan Portfolio: Loans Receivable

Total net loans of $54.3 million at June 30, 2005 reflected an increase of $8.2 million or 17.79%, compared to total loans for the year ended December 31, 2004.

The following table sets forth the composition of Canyon Community Bank's loan portfolio at June 30, 2005, and December 31, 2004, 2003, 2002 and 2001.

	June 30, 2005[1]		December 31, 2004[1]		December 31, 2003[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
			(dollars in thousands)			
Gross Loans:						
Commercial	$12,534	22.69%	$11,126	23.76%	$ 9,794	29.57%
Real Estate:						
Construction	14,110	25.54%	9,264	19.78%	7,491	22.62%
Commercial	20,006	36.21%	19,149	40.89%	11,938	36.05%
Residential	7,232	13.09%	6,390	13.64%	2,851	8.61%
Consumer	1,364	2.47%	903	1.93%	1,043	3.15%
Total	$55,246	100.00%	$46,832	100.00%	$33,117	100.00%

	December 31, 2002[1]		December 31, 2001[1]	
	Amounts	Percent of Total Loans	Amounts	Percent of Total Loans
		(dollars in thousands)		
Gross Loans:				
Commercial	$ 3,899	19.71%	$ 5,039	37.56%
Real Estate:				
Construction	6,662	33.68%	4,117	30.69%
Commercial	7,242	36.61%	1,926	14.36%
Residential	1,359	6.87%	1,416	10.56%
Consumer	617	3.13%	917	6.83%
Total	$19,779	100.00%	$13,415	100.00%

---

(1) Loans in the above table are categorized by the type of collateral.

Total loans secured by real estate at June 30, 2005 are composed of loans secured by 1-4 family residential (13.09%), commercial real estate (36.21%), and construction and land development (25.54%). All real estate loans are underwritten within Canyon Community Bank's established lending guidelines.

The following tables set forth the maturities and interest sensitivities of Canyon Community Bank's loan portfolio at December 31, 2004 (dollars in thousands):_

	December 31, 2004					
	Due in One Year or Less[1]	Due after One through Five Years[1]		Due after Five Years[1]		
	Amount	Fixed	Variable	Fixed	Variable	Total
Gross Loans:						
Commercial	$ 2,416	$ 1496	$ 1,367	$ 5,553	$ 294	$ 11,126
Real Estate:						
Construction	6,594	---	2,588	82		9,264
Commercial	2,780	3033	1,626	11,710	---	19,149
Residential	1,572	239	2,083	1,736	760	6,390

	December 31, 2004					
	Due in One Year or Less[1]	Due after One through Five Years[1]		Due after Five Years[1]		
	Amount	Fixed	Variable	Fixed	Variable	Total
Consumer	386	250	156	111	---	903
Total	$13,748	$ 5,018	$ 7,820	$19,192	$ 1,054	$ 46,832

(1) Loans in the above table are categorized by the manner in which the proceeds are utilized by borrowers.

Loans with either fixed or variable interest rates are categorized by their maturity: Less than one year; one to five years: and over five years. At June 30, 2005, Canyon Community Bank had total loans of $18.7 million maturing in less than one year. Of this amount, $16.1 million or 86% are considered variable rate, indexed to the prime-lending rate.

Canyon Community Bank's real estate loan portfolio is secured by office buildings; land for development, single-family homes and other real property located primarily in the Tucson, Arizona area. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Canyon Community Bank's loan policy provides for a loan to value ratio of 80%. However, on occasion we may authorize an increase in this requirement to 100% in certain circumstances.

Canyon Community Bank had one loan with a balance of $482 thousand at December 31, 2004 and one loan with a balance of $25 thousand at December 31, 2003 that were classified as impaired as defined by SFAS 114.

Asset and Liability Management

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.

Canyon Community Bank's board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. Canyon Community Bank's Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional "gap" analysis, earnings at risk and economic value at risk models.

At June 30, 2005, Canyon Community Bank had a negative cumulative repricing gap within one year of approximately $10.7 million, or approximately 32% of total earning assets. This negative repricing gap indicates that our future earnings may be adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the twelve-month period after such a rise in rates.

The following table represents interest sensitivity profiles for Canyon Community Bank as of June 30, 2005. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. "Interest sensitive gap" is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One Year to Five Years		Over Five Years			
	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
			(dollars in thousands)					
Rate Sensitive Assets:								
Loan Portfolio (Gross)	$ 28,372	85.61%	$ 6,409	46.10%	$ 20,465	100.00%	$ 55,246	81.88%
Investment Portfolio	4,657	14.05%	7,492	53.90%	---	0.00%	12,149	17.95%
FF Sold and Int. bearing deps.	113	.34%	---	.00%	----	0.00%	113	.17%
Total	$ 33,142	100.00%	$ 13,901	100.00%	$ 20,465	100.00%	$ 67,688	100.00%
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$ 38,454	87.68%	$ ---	0.00%	$ ---	0.00%	$ 38,454	84.34%
Time deposits	5,405	12.32%	1,734	100.00%	---	0.00%	7,139	15.66%
Total	$ 43,859	100.00%	$ 1,734	100.00%	$ ---	0.00%	$ 45,593	100.00%
Interest sensitive gap	$ (10,717)	32.00%	$ 12,167	88.00%	$ 20,465	100.00%	$ 22,095	32.37%
Cumulative gap	$ (10,717)	32.00%	$ 1,446	10.40%	$ 21,911	107.07%		

Assets

At June 30, 2005, total assets were $76.3 million, an increase of $8.8 million from December 31, 2004. This growth has primarily occurred in loans and investments. Total average assets for the year 2004 were $61.7 million.

Canyon Community Bank's management considers many criteria in managing assets, including creditworthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Canyon Community Bank's interest earning assets by category at June 30, 2005, and at December 31, 2004, 2003, 2002 and 2001.

Earning Assets
(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Amount	% Earning Assets	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 54,269	81.57%	$ 46,077	76.65%	$ 32,633	66.85%
Investment Portfolio	12,149	18.26%	14,025	23.33%	15,102	30.93%

FF Sold and Int. Bearing Deps.	113	.17%	10	.02%	1,084	2.22%
Total	$ 66,531	100.00%	$ 60,112	100.00%	$ 48,819	100.00%

	December 31, 2002		December 31, 2001	
	Amount	% Earning Assets	Amount	% Earning Assets
Loan Portfolio (Net)	$ 19,509	56.94%	$ 13,281	53.97%
Investment Portfolio	13,239	38.63%	8,330	33.85%
FF Sold and Int. Bearing Deps.	1,517	4.43%	2,999	12.18%
Total	$ 34,265	100.00%	$ 24,610	100.00%

At June 30, 2005 and at December 31, 2004 and 2003, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 84.05%, 81.67% and 83.79%, respectively, of the investment portfolio.

The following tables present the maturity distribution of the amortized cost and estimated market value of Canyon Community Bank's debt securities at June 30, 2005, December 31, 2004 and 2003. The weighted average yields on these instruments are presented based on final maturity. Yields on obligations of states and political subdivisions have not been adjusted to a fully taxable equivalent basis.

	June 30, 2005	December 31, 2004	December 31, 2003
		(in thousands)	
U.S. government and agency securities	$ 7,443	$ 7,922	$ 7,481
Mortgage-backed securities	3,070	4,438	5,308
Other debt securities	1,636	1,665	2,312
Total	$ 12,149	$ 14,025	$ 15,101

	June 30, 2005							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	2,979	2.17%	$4,464	3.77%	---	---	---	---
Mortgage-backed securities	41	---	2,027	3.93%	43	2.35%	959	3.26%
Other debt securities	1,636	2.48%	---	---	---	---	---	---
Total	4,656	2.28%	6,491	3.82%	43	2.35%	959	3.26%

	December 31, 2004							
	Due in one year or less		Over one through five years		Over five through ten years		Over ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(dollars in thousands)							
U.S. government and agency securities	$1,498	1.99%	$6,424	3.18%	---	---	---	---
Mortgage-backed securities	---	---	944	3.36%	681	3.02%	2,813	3.71%
Other debt securities	431	2.10%	1,234	2.87%	---	---	---	---
Total	1,929	2.02%	8,602	3.16%	681	3.02%	2,813	3.71%

Investment Policy

The objective of Canyon Community Bank's investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Canyon Community Bank, yet still maintain sufficient liquidity to meet fluctuations in Canyon Community Bank's loan demand and deposit structure. In doing so, Canyon Community Bank balances the market and credit risks against the potential investment return, makes investments compatible with, compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to Canyon Community Bank's investment policy and monthly review by Canyon Community Bank's board of directors.

Canyon Community Bank's investment strategy may change from time to time to address changing economic environments. In an environment of low but rising interest rates, management will attempt to keep the duration of the securities in the investment portfolio under three years, allowing reinvestment of cash flow into higher earning assets as interest rates rise. Maintaining a portfolio duration of three years or less in such an environment limits earning potential but also minimizes price volatility and possible losses if liquidation of the securities was required. In an environment of high but declining interest rates, management may consider purchasing some longer-term investments, with maturities of up to 15 years, allowing Canyon Community Bank to take advantage of higher earning assets with increasing values as interest rates decline.

Canyon Community Bank's investment securities portfolio of $12.1 million at June 30, 2005 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $3,322 and unrealized losses were $101,298. Canyon Community Bank's investment securities portfolio of $14.0 million at December 31, 2004 consisted of securities available for sale, which are carried at market value. In addition, unrealized gains on investment securities available for sale were $7 thousand and unrealized losses were $126 thousand.

At June 30, 2005 Canyon Community Bank had $3,070 mortgage-backed securities in the available for sale category. Mortgage-backed securities have uncertain cash flows that are driven by interest rate movements and expose Canyon Community Bank to greater market risk than traditional medium-term notes. Canyon Community Bank's investments of this type are primarily government agency issues (primarily Federal Home Loan Bank and Federal National Mortgage Association).

Investment Portfolio

As described above, Canyon Community Bank's investment policy is to establish a portfolio which will provide liquidity necessary to facilitate making loans and to cover deposit fluctuations while at the same time achieving a satisfactory investment return on the funds invested. The investment policy is reviewed annually by Canyon Community Bank's board of directors. Canyon Community Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, Canyon Community Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.

Held to Maturity includes debt securities that Canyon Community Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At December 31, 2004 Canyon Community Bank had no securities Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At December 31, 2004, Canyon Community Bank held no securities as Trading Securities.

Available for Sale securities include those, which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders' equity.

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth weighted average yields earned by Canyon Community Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.

Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

(Dollars in Thousands)

	Six Months ended June 30[1]					
	2005			2004		
	Avg. Bal.	Int. Inc/Exp	Avg. Rate	Avg. Bal.	Int. Inc/Exp	Avg. Rate
Assets						
Earning assets:						
Loans	$ 51,637	$ 1,970	7.64%	$ 37,870	1,364	7.20%
Federal funds sold	255	4	2.84%			
Interest bearing deposits	152	2	2.47%	720	6	1.77%
Investment securities	13,226	189	2.84%	13,734	183	2.66%
Total earning assets and interest income	$ 65,270	$ 2,165	6.63%	$ 52,324	$ 1,553	5.94%
Non-interest earning assets:						
Cash and due from banks	$ 2,988			$ 2,370		
Premises and equipment	5,014			2,437		
Other assets	346			315		
Allowance for credit losses	(628)			(439)		
Total assets	$ 72,990			$ 57,007		
Liabilities and Shareholders' Equity						
Interest bearing liabilities:						
Interest bearing demand deposits	$ 16,256	$ 87	1.07%	$ 13,508	$ 66	.97%
Savings deposits	22,053	183	1.66%	18,666	141	1.52%
Time deposits $100,000 or more	2,812	32	2.29%	1,434	13	1.73%
Other time deposits	3,268	37	2.27%	2,092	19	1.85%
Short-term borrowings	5,730	67	2.32%	4,055	27	1.34%
Total interest bearing liabilities	$ 50,119	$ 406	1.62%	$ 39,755	$ 266	1.34%
Noninterest-bearing liabilities:						
Demand deposits	$ 15,486			$ 10,822		
Other liabilities	471			168		
Shareholders' equity	6,914			6,262		
Total liabilities and shareholders' equity	$ 72,990			$ 57,007		
Net interest income		$ 1,759	5.39%		$ 1,287	4.92%

(1) Annualized

	Twelve Months ended December 31								
	2004			2003[1][2]			2002		
	Ave. Bal.	Int Inc/Exp	Avg. Rate	Ave. Bal.	Int Inc/Exp	Avg. Rate	Ave. Bal.	Int Inc/Exp	Avg. Rate
Assets									
Earning assets:									
Loans	$ 40,637	$ 2,970	7.31%	$ 26,700	$ 2070	7.75%	$ 16,225	$ 1,395	8.60%
Federal funds sold	464	7	1.54%	656	7	1.08%	1,172	20	1.66%
Interest bearing deposits	662	11	1.62%	2,309	45	1.96%	1,042	22	2.12%
Investment securities	14,001	386	2.75%	12,871	353	2.75%	11,290	393	3.48%
Total earning assets and interest income	$ 55,764	$ 3,374	6.05%	$ 42,536	$ 2,475	5.82%	$ 29,729	$ 1,830	6.15%
Non-interest earning assets:									
Cash and due from banks	$ 2,617			$ 1,960			$ 1,221		
Premises and equipment	3,431			383			398		
Other assets	326			234			311		
Allowance for credit losses	(473)			(320)			(182)		
Total assets	$ 61,665			$ 44,793			$ 31,477		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 14,315	$ 137	.96%	$ 10,731	$ 119	1.10%	$ 6,863	$ 93	1.36%
Savings deposits	21,542	334	1.55%	14,060	232	1.65%	9,078	175	1.93%
Time deposits $100,000 or more	1,598	28	1.74%	2,164	46	2.14%	1,716	50	2.92%
Other time deposits	2,288	41	1.80%	1,696	35	2.10%	1,234	32	2.56%
Short-term borrowings	3,740	58	1.56%	2,003	36	1.81%	1,699	37	2.15%
Total interest bearing liabilities	$ 43,483	$ 598	1.37%	$ 30,654	$ 468	1.53%	$ 20,590	$ 387	1.88%
Noninterest-bearing liabilities:									
Demand deposits	$ 11,481			$ 8,168			$ 5,294		
Other liabilities	294			111			79		
Shareholders' equity	6,407			5,860			5,514		
Total liabilities and shareholders' equity	$ 61,665			$ 44,793			$ 31,477		
Net interest income		$ 2,776	4.98%		$ 2,007	4.72%		$ 1,443	4.85%

(1) For purposes of this schedule, nonaccrual loans are included in the average balances.

(2) For purposes of this schedule, amortized loan fees are included as a part of interest income.

Changes in interest income and expense and the amounts attributable to rate and volume changes for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

Net Interest Income and Net Interest Margin

The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities.

	June 30, 2005 (1) Increase(Decrease) Due to Changes in (in thousands)			December 31, 2004 Increase(Decrease) Due to Changes in (in thousands)			December 31, 2003 Increase(Decrease) Due to Changes in (in thousands)		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
Investments	$ (19,513)	$ 9,268	$ (10,245)	$ 32,946	$ (701)	$ 32,245	$ 43,512	$ (83,212)	$ (39,700)
Int. Bearing Deposits	(12,600)	5,659	(6,940)	(26,608)	(7,969)	(34,577)	24,836	(1,687)	23,149
Federal funds sold	(5,919)	6,033	114	(2,960)	2,982	22	(5,573)	(6,737)	(12,310)
Loans	840,046	132,640	972,686	1,018,749	(117,932)	900,817	811,985	(137,218)	674,767
Total interest income	802,015	153,599	955,614	1,022,128	(123,621)	898,507	874,759	(228,854)	645,905
Interest expense:									
Interest Bearing Demand	2,203	6,376	8,580	2,471	(26)	2,445	2,676	(684)	1,993
Savings and Money market	12,103	50,141	62,244	159,969	(42,271)	117,699	121,479	(41,583)	79,897
Cd's<100k	22,280	10,815	33,095	10,633	(5,064)	5,569	9,697	(5,686)	4,011
Cd's>100k	27,767	8,808	36,575	(9,831)	(8,622)	(18,453)	9,574	(13,539)	(3,965)
Repo's	46,109	28,365	74,474	27,079	(5,022)	22,057	5,499	(5,790)	(291)
Total interest expense	110,462	104,505	214,967	190,321	(61,004)	129,317	148,925	(67,281)	81,644
Net increase(decrease)	$ 691,558	$ 49,094	$ 740,647	$ 831,807	$ (62,617)	$ 769,191	$ 725,834	$ (161,573)	$ 564,261

(1) Annualized

Deposits

Canyon Community Bank's primary sources of funds are interest-bearing deposits. The following table sets forth Canyon Community Bank's deposit structure at June 30, 2005 and December 31, 2004, 2003, 2002 and 2001:

	June 30, 2005		December 31, 2004 (dollars in thousands)		December 31, 2003	
	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 16,158	26.17%	$ 14,251	26.73%	$ 9,000	21.68%
Interest-bearing demand	6,278	10.17%	6,731	12.62%	4,423	10.65%
Money market	21,290	34.48%	18,262	34.25%	16,006	38.55%
Savings	10,886	17.63%	10,653	19.98%	7,959	19.17%
Certificates of deposit less than $100,000	3,719	6.02%	2,144	4.02%	1,916	4.61%
Certificates of deposit $100,000 or more	3,420	5.53%	1,276	2.40%	2,217	5.34%
Total deposits	$ 61,751	100.00%	$ 53,317	100.00%	$ 41,521	100.00%

	December 31, 2002		December 31, 2001	
	Amount	% Total Deposits	Amount	% Total Deposits
Non-interest bearing demand	$ 5,397	18.57%	$ 4,229	21.64%
Interest-bearing demand	3,028	10.42%	1,721	8.80%
Money market	10,195	35.09%	7,723	39.51%
Savings	6,932	23.85%	3,102	15.87%
Certificates of deposit less than $100,000	1,527	5.25%	1,158	5.92%
Certificates of deposit $100,000 or more	1,982	6.82%	1,614	8.26%
Total deposits	$ 29,061	100.00%	$ 19,547	100.00%

At June 30, 2005, December 31, 2004, 2003, 2002 and 2001, certificates of deposit of $100,000 or more aggregated approximately $3.7 million, $1.3 million, $2.2 million, $2.0 million, and $1.6 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2005	December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001
Maturity in:					
Three months or less	$ 535	$ 252	$ 203	$ 245	$ 404
Over three months through 6 months	750	510	1,348	1,224	113
6 – 12 months	782	325	523	413	863
Over twelve months	1,633	183	143	100	233
Total	$ 3,700	$ 1,270	$ 2,217	$ 1,982	$ 1,613

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes assist in managing the risks inherent in these activities. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Canyon Community Bank has established specific terms and maturity schedules for each loan type, such as commercial, real estate, consumer, etc.

The loan portfolio is regularly reviewed and management determines the amount of loans to be charged-off. In addition, such factors as Canyon Community Bank's previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Canyon Community Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof which is classified as a "loss" by regulatory examiners is charged-off.

The allowance for credit loss is maintained at a level that management considers adequate to provide for probable losses based on evaluating known and inherent risks in the loan portfolio. The allowance is reduced by loans charged off and increased by provisions charged to earnings and recoveries on loans previously charged off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred; the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Canyon Community Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the current loan balance; and there is little or no near-term prospect for improvement.

The following table presents data related to Canyon Community Bank's allowance for credit losses for the six months ended June 30, 2005 and for the years ended December 31, 2004, 2003, 2002 and 2001. The information presented represents gross amounts (that is, potential losses have not been reduced by recoveries from security interests and/or mortgages).

Summary of Credit Loss Experience and Related Information
(in thousands)

	Six months ended June 30	Year ended December 31			
	2005	2004	2003	2002	2001
Balance at beginning of period	$ 526	$ 374	$ 250	$ 134	$ 19
Charge-offs:					
Commercial	---	---	---	23	---
Real estate construction	17	---	---	---	---
Real estate mortgage	---	---	---	---	---
Total charge-offs	$ 17	$ ---	$ ---	$ 23	$ ---
Recoveries:					
Commercial	---	23	---	---	---
Real estate construction	---	---	---	---	---
Real estate mortgage	---	---	---	---	---
Consumer	---	---	---	---	---
Total recoveries	$ ---	$ ---	$ ---	$ ---	$ ---
Net charge-offs	$ 17	$ ---	$ ---	$ 23	$ ---
Provision charged to operations	$ 224	$ 129	$ 124	$ 139	$ 115
Balance at end of period	$ 733	$ 526	$ 374	$ 250	$ 134
Loans outstanding:					
End of period (Gross)	$ 55,246	$46,833	$33,117	$19,779	$13,415
Average during the period	$ 51,637	$40,637	$26,700	$16,225	$ 7,872
Ratio of allowance for credit losses at end of period to:					
Loans outstanding at end of period	1.33%	1.12%	1.13%	1.27%	1.00%
Average loans outstanding during the period	1.42%	1.29%	1.40%	1.54%	1.70%
Ratio of net charge offs during the period to average loans outstanding during the period	0.03%	0.00%	0.00%	0.14%	0.00%

Loan Loss Reserves Allocation
(dollars in thousands)

	June 30, 2005		December 31, 2004		December 31, 2003	
	Allocation	Percentage[1]	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 263	19.89%	$ 184	20.63%	$ 199	15.31%
Real estate	291	54.05%	135	56.80%	84	57.44%
Construction	156	22.89%	191	18.79%	75	23.27%
Consumer	23	3.17%	16	3.78%	16	3.98%
	$ 733	100.00%	$ 526	100.00%	$ 374	100.00%

	December 31, 2002		December 31, 2001	
	Allocation	Percentage[1]	Allocation	Percentage[1]
Commercial	$ 69	13.87%	$ 41	23.59%
Real estate	85	48.49%	46	36.97%
Construction	89	33.98%	39	32.16%
Consumer	7	3.66%	8	7.28%
	$ 250	100.00%	$ 134	100.00%

[1]Percentage of loans in each category to total loans.

The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

The following table sets forth information regarding non-performing loans of Canyon Community Bank on the dates indicated:

Risk Elements - Nonaccrual, Past Due and Restructured Loans
(in thousands)

At June 30, 2005 and December 31, 2004 and 2003

	June 30, 2005*	December 31, 2004	December 31, 2003
Loans accounted for on a nonaccrual basis	$482	$482	$24
Accruing loans which are contractually past due 90 days or more	89	---	---
Restructured loans	---	---	---
Total	$571	$482	$24

* For the period ended June 30, 2005, with respect to loans accounted for on a nonaccrual basis and restructured loans, the gross interest income that would have been reported in such period if such loans had been current and outstanding throughout the period was $18,578. No amount of interest income on such loans was included in net income for the period.

At December 31, 2004 and 2003

(in thousands)

	90 Days or More Past Due		Nonaccrual		Restructured		Lost Interest	
	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03
Commercial	$ --	--	$ --	$ 24	--	--	$ 2	$ 3
Real estate	--	--	482	--	--	--	7	--
Consumer	--	--	--	--	--	--	--	--
Total	$ --	--	$ 482	$ 24	--	--	$ 9	$ 3

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

Short-Term Borrowings

The Company has an agreement with the Federal Home Loan Bank ("FHLB") to borrow funds. Pursuant to collateral agreements with the FHLB, advances are collateralized by pledged securities. The following table sets forth information regarding such short-term borrowings on the dates indicated:

(in thousands)

	June 30, 2005	June 30, 2004	December 31, 2004	December 31, 2003	December 31, 2002
Outstanding	$ 3,523	$ 1,030	$ 3,515	$ 2,435	--
Rate	3.65%	1.63%	2.60%	1.18%	0.00%
Max. Outstanding in period	9,249	8,360	8,360	2,435	888
Avg. Outstanding	3,082	2,020	1,277	117	144
Avg. Rate Paid	2.71%	0.97%	1.24%	1.02%	2.02%

Impact of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations of Canyon Community Bank is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Canyon Community Bank are monetary in nature. As a result, interest rates have a more significant impact on Canyon Community Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity Management

Liquidity management involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Canyon Community Bank's liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Canyon Community Bank's primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. Canyon Community Bank's investment portfolio is relatively short in nature and is structured to provide a steady and predictable stream of income cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Home Loan Bank. Canyon Community Bank also maintains credit lines with its correspondent banking relationships.

In order to ensure adequate funds are available at all times, Canyon Community Bank has policies and procedures in place to monitor liquidity levels on a regular basis. Canyon Community Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Canyon Community Bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a concise description of the financial condition and changes to financial condition and results of operations for Canyon Bancorporation and Canyon Community Bank for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003.

Results of Operations

For the Six Months Ended June 30, 2005 and 2004

Canyon Bancorporation had net income of $351 thousand or $1.12 per adjusted common share outstanding for the first six months of 2005 compared to a net income for the first six months of 2004 of $190 thousand or $.61 per adjusted common share outstanding. Our returns on average assets and average common equity for the first six months of 2005 were .96% and 10.16%, compared to .67% and 6.07%, respectively, for the first six months of 2004.

Interest income on loans for the six months ended June 30, 2005 totaled $2.0 million versus $1.4 million for the same period of 2004. This represents an increase of $608 thousand or 43%. Higher loan volume accounted for most of this increase. Net loans at June 30, 2005 were $54.3 million versus $40.5 million at June 30, 2004. This represents an increase of $13.8 million or 34%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for the six months ended June 30, 2005 was $193 thousand compared to $189 thousand for the same period in 2004. This represents an increase of $4 thousand or 2%. This increase was due primarily to lower balances in investment securities offset by increasing yields. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at June 30, 2005 totaled $12.3 million versus $13.1 million at June 30, 2004. This represents a decrease of $800 thousand or 6%.

Interest expense on deposits for the first six months of the year 2005 totaled $340 thousand compared to $239 thousand for the same period in 2004. This represents an increase of $101 thousand or 42%. Total deposits at June 30, 2005 were $61.8 million compared to $51.1 million at June 30, 2004. This represents an increase of $10.7 million or 21%.

Net interest income for the six months ended June 30, 2005 increased $472 thousand to $1.8 million versus $1.3 million for the first six months of 2004. The increase is attributable to loan growth. Loans grew 34% from June 30, 2004 total of $41.1 million, to a total of $55.2 million as of June 30, 2005.

Net interest margin was 5.39% for the first six months of 2005 compared to 4.93% for the same period in 2004. The yield on the overall investment portfolio was 2.59% for the first six months of 2005 compared to 2.62% for the same period in 2004.

Provision for loan losses for the six months ended June 30, 2005 was $224 thousand versus $121 thousand for the same period in 2004. The increase in provision is primarily related to loan growth and periodic review and adjustment to loss factors based on analysis of current market conditions, peer bank ratios and other factors.

Other income increased $46 thousand for the first six months of 2005 to $294 thousand from $248 for the same period in 2004. This represents an increase of 19% and is attributable to increased volume in service charges.

Salaries and employee benefits totaled $648 thousand for the first six months of 2005 versus $554 thousand for the same period in 2004. This increase of $94 thousand or 17% from prior period was due to new hires for opening of a new branch in the second quarter and salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $70 thousand or 132% from $53 for June year-to-date 2004 to $123 for June year-to-date 2005. The increase in expense can be attributed to the opening of two branches and significant additions to computers and software in the form of item processing equipment

Occupancy expenses totaled $89 thousand for the six months of 2005 compared to $72 thousand for the same period in 2004. This represents an increase of $17 thousand or 24% and can be attributed to the opening of two branches offset by decrease lease payments due to purchasing all branch facilities.

Data processing expenses decreased $5 thousand or 11% from $46 for June year-to-date 2004 to $41 for June year-to-date 2005. This variance was due item processing being processed in-house versus outsourced.

Legal, professional, consulting and administrative expenses totaled $59 for the first six months of 2005 compared to $95 for the same period in 2004. This represents a decrease of $36 thousand or 38% and is attributable to the onetime costs of forming Canyon Bancorporation incurred in 2004.

The accounting fees associated with independent external auditing also increased by $17 thousand due to increases in Canyon Bancorporation's total assets.

Advertising, public relations, and business development expenses for June 2005 year-to-date were $19 thousand versus $18 thousand for June 2004 year-to-date.

Other operating expenses for the first six months of 2005 were $226 thousand compared to $201 thousand for the first six months of 2004. Total non-interest operating expenses for the first six months of 2005 increased $183 thousand or 18% to $1.2 million, compared to $1.0 million for the first six months of 2004. Total non-interest operating expenses as a percentage of average assets was 1.64% and 1.75% for 2005 and 2004 respectively.

For the Years ended December 31, 2004 and 2003

Canyon Bancorporation's net income for the year 2004 was $606 thousand or $1.95 per adjusted common share outstanding, compared to a net income for 2003 of $534 or $1.74 per adjusted common share outstanding. Our returns on average assets and average common equity for 2004 were .98% and 9.46%, compared to 1.19% and 9.10%, respectively, for 2003.

Interest income on loans for the year 2004 totaled $2.97 million versus $2.07 million for the year 2003. This represents an increase of $900 million or 44%. Higher loan volume accounted for most of this increase. Net loans at December 31, 2004 were $46.1 million versus $32.6 million at December 31, 2003. This represents an increase of $13.5 million or 41%.

Interest income on securities, Federal funds sold, and interest-bearing deposits at other financial institutions for 2004 was $404 thousand compared to $406 thousand for 2003. This represents a decrease of $2 thousand or .5%. Balances in securities, Federal funds sold, and interest-bearing deposits at other financial institutions at December 31, 2004 totaled $14.6 million versus $16.5 million at December 31, 2003. This represents a decrease of $1.9 million or 12%.

Interest expense on deposits for 2004 totaled $539 thousand compared to $432 thousand for the same period in 2003. This represents an increase of $107 thousand or 25%. Higher balances in the various deposit products accounted for most this increase in the interest expense. Total deposits at December 31, 2004 were $53.3 million compared to $41.5 million at December 31, 2003. This represents an increase of $11.8 million or 28%.

Net interest income for the year 2004 increased $769 thousand to $2.8 million from $2.0 million for the year 2003. The increase is attributable to loan growth. Loans grew 41% from December 31, 2003 total of $33.1 million, to a total of $46.8 million as of December 31, 2004.

Net interest margin was 4.98% for 2004 compared to 4.72% for the same period in 2003.

Provision for loan losses for 2004 was $129 thousand versus $124 thousand for 2003. This represents an increase of $5 thousand or 4%.

Other income increased $165 thousand for 2004 to $500 thousand from $335 thousand for the same period in 2003. This represents an increase of 49% and is attributable to increased volume in service charges due to increased in number of deposit accounts and increased mortgage loan volume.

Salaries and employee benefits totaled $1.094 million for 2004 versus $767 thousand for 2003. This increase of $327 thousand or 43% from prior period was due to new hires to support the opening of one branch in the third quarter and overall growth of the company as well as salary adjustments for various personnel.

Equipment rentals, depreciation and maintenance expenses increased $23 thousand or 19% from $119 thousand for 2003 to $142 thousand for 2004. The majority of this increase is attributable to the opening of the Marana branch and additions to computers and software related to item processing.

Occupancy expenses totaled $159 thousand for 2004 compared to $198 thousand for the same period in 2003. This represents a decrease of $39 thousand or 20% and can be attributed to the purchase of branch locations versus leasing.

Data processing expenses increased $2 thousand or 2% from $83 thousand for 2003 to $85 for 2004.

Legal, professional, and consulting expenses totaled $130 thousand for 2004 compared to $63 thousand for 2003. The increase of $67 thousand or 106% was due primarily to the onetime cost of forming Canyon Bancorporation in the year 2004.

Advertising, public relations, and business development expenses for 2004 were $66 thousand versus $52 thousand for 2003. This increase of $14 or 27% was due to increased business development activity in an effort to grow the company.

Other operating expenses for the year 2004 were $447 compared to $324 for the year 2003. This represents an increase of $123 or 38%.

Total non-interest operating expenses for the year 2004 of $2.0 million increased $392 thousand from the year 2003 of $1.6 million. As a percentage of average assets, non-interest expenses represented 3% for 2004 and 4% for 2003. The following table sets forth the composition of Canyon Bancorporation's non-interest expenses for the years ended December 31, 2004 and December 31, 2003.

Non Interest Expense
(dollars in thousands)

	2004	% Average Assets	2003	% Average Assets
Salaries & Benefits	1,094	1.77%	767	1.71%
Occupancy	159	.26	198	.44
FF&E Expense	142	.23	119	.27
Professional Fees	130	.21	63	.14
Office Supplies & Printing	37	.06	33	.07
Data Processing	85	.14	83	.19
Business Development	31	.05	21	.05
Outside Services	20	.03	20	.04
Other Operating Expenses	342	.56%	303	.67%
Total Operating Expenses	$2,040	3.31%	$1,607	3.58%

Income tax expense for the year 2004 was $501 thousand compared to $78 thousand for 2003. The effective tax rate for 2004 was 45% while the effective tax rate for 2003 was 13%. The low rate in 2003 was due to the reversal of the valuation allowance on deferred taxes.

Financial Position

For the Six months Ended June 30, 2005

Canyon Bancorporation's total assets grew 13% or $8.7 million during the first six months of 2005, to a total on June 30, 2005 of $76.3 million. The growth in assets is primarily attributable to deposit growth from business customers and our ability to lend out those funds.

Portfolio investments decreased by $1.9 million during the first six months of 2005 to $12.1 million from $14.0 million at December 31, 2004.

Net loans increased by $8.2 million or 18% from $46.1 million at December 31, 2004 to $54.3 million at June 30, 2005. This growth was primarily in commercial real estate, and commercial construction loans, which grew $6.2 million.

Deposits grew during the first six months of 2005 by $8.5 million or 16% to $61.8 million at June 30, 2005. The majority of this growth was in money market accounts and time deposits.

For the Years Ended December 31, 2004 and 2003

Canyon Bancorporation's total assets grew from $52.4 million at December 31, 2003 to $67.5 million at December 31, 2004. This represents an increase of 29% or $15 million.

The increase in total assets was primarily attributable to loan growth. Net loans grew from $32.6 million at December 31, 2003 to $46.1 million at December 31, 2004. This represents an increase of $13.5 million, or 41%. This loan growth was primarily in commercial and commercial real estate loans.

Cash and cash equivalents (which include federal funds sold) decreased from $2.6 million at December 31, 2003 to $1.6 million at December 31, 2004. This decrease of $1.0 million was used to invest in loans as discussed above.

Deposits increased from $41.5 million at December 31, 2003 to $53.3 million at December 31, 2004. This represents an increase of $11.8 million, or 28%. The deposit growth was primarily in non-interest and interest bearing demand accounts. These additional deposits were used to invest in loans as discussed above.

Capital Requirements

Canyon Bancorporation's equity capital was $7.2 million at June 30, 2005 compared to $6.8 million at December 31, 2004. This increase of $400 thousand primarily consists of net income. No dividends were paid during 2004 and Canyon Bancorporation does not anticipate that any dividends will be paid in the foreseeable future.

As described above under "BUSINESS – Property," in October 2005 Canyon Community Bank purchased a tract of undeveloped land upon which it intends to construct a 2,000 square foot building to serve as a new full service branch of Canyon Community Bank. We anticipate that most of the cost of construction of the building, which we estimate at $400,000, will be incurred during the next 12 months. We anticipate that such costs will be funded from currently available funds and operating revenues, although it is possible that we may use a portion of the proceed of the offering to defray such costs.

At June 30, 2005, Canyon Bancorporation's Tier I Capital to Average Assets was 9.63%, Tier I capital to Risk Weighted Assets was 11.03% and Total Capital was 12.15%. See "SUPERVISION AND REGULATION – Capital Adequacy" for a description of these terms. Canyon Bancorporation would be considered "well capitalized" within applicable Federal regulatory guidelines at June 30, 2005. See Note 8 to Canyon Bancorporation's Consolidated Financial Statements contained in this offering circular for a table that shows the requirements for being "well capitalized" under such guidelines.

Liquidity Resources

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. Primary sources of funds for liquidity include deposits, loan repayments and security repayments or sales if available for sale securities. Canyon Community Bank also has borrowing lines at correspondent banks in the aggregate amount of $12.7 million.

Canyon Bancorporation's and Canyon Community Bank's capital amounts are well above minimum capital adequacy (see Note 8 to Canyon Bancorporation's Consolidated Financial Statements contained in this offering circular). Our short-term plans call for growth to continue, with such growth expected to be funded through increased deposits and borrowings, continued profits and future stock sales. However, due to uncertainty that the market, and the U.S. economy generally, have recently experienced, it is possible that our future growth will not increase at historic rates.

A total of $3.1 million of our certificates of deposit mature within the next year. In the normal course of business and consistent with our past experience we expect most of these deposits to be renewed. With a modest loan to deposit ratio of 89% plus unused borrowing lines of $9.2 million, plus short-term investments of $2.0 million, we have significant liquidity to meet any need that could arise from these certificates not being renewed as anticipated.

Asset Quality

The Allowance for Loan and Lease Losses ("ALLL"), a reserve set-aside on an ongoing basis to allow for potential loan losses, increased $207 thousand for the first six months of 2005. In the normal course of events, the reserve total is increased due to ongoing, monthly analysis of the loan portfolio as well as general economic conditions, historic loan loss experience and loan mix. During the first quarter of 2005, management determined to increase the ALLL based upon loan growth and its analysis of current market conditions and peer bank ratios. Based upon the December 31, 2004 Uniform Bank Performance Report, an analytical tool created by the Federal Financial Institutions Examination Council for bank supervisory, examination and management purposes, the bank peer analysis indicated that the peer group ALLL was 1.32% of total loans, while Canyon Community Bank's ALLL was 1.13% of total loans. Therefore, management elected to conform with the peer group average by making a larger provision, to reach a minimum of 1.30% of total loans. Management also considered the Bank's concentration in real estate and construction loans and determined that the additional reserve provided a cushion for any possible downturn in the local real estate market.

Accruing loans that are contractually past due 90 days or more were $89 thousand at June 30, 2005, compared to $0 at December 31, 2004. Of that total of $89 thousand, $20 thousand is secured by real estate sufficient to prevent a loan loss.

Non-performing loans as a percentage of net loans before the ALLL was 0.87% as of June 30, 2005, 1.03% as of December 31, 2004, and 0.05% as of December 31, 2003. The ALLL to non-performing loans, which is a measure of Canyon Community Bank's ability to cover problem assets with existing reserves, was 152.07% as of June 30, 2005.

MANAGEMENT

Directors and Executive Officers

The directors and executive officers of Canyon Bancorporation and Canyon Community Bank are as follows:

Name	Age	Director Since	Position(s) Held
Directors			
Dennis Cummings	58	2000	Director
Gary Gibson	63	2000	Director
Jodi Grassmeyer	47	2000	Director

Name	Age	Director Since	Position(s) Held
Steven Halverson	58	2000	President and CEO, Director
Pam McNair-Wingate	63	2000	Director
Richard Underwood	58	2000	Director
Executive Officers			
Charles Luhtala	46	N/A	Chief Credit Officer
Wesley Veach	30	N/A	Chief Financial Officer

Our Bylaws provide that the number of directors must fall within a range between 5 and 25, the exact number to be fixed by resolution of the board of directors or by resolution of a majority of the shareholders at any annual or special meeting. The board of directors has set the size of the board at six persons.

Directors are elected for a term of one year and until their successors have been elected and qualified.

There are no family relationships among any of our directors and executive officers.

Directors

DENNIS CUMMINGS. Mr. Cummings is employed in a business development/marketing capacity at Canyon Community Bank. He was the owner and operator of two retail businesses located in Ellensburg and Moses Lake, Washington for the past twenty-five years. Mr. Cummings closed such businesses in November 1997. Mr. Cummings was a director of Kittitas Valley Bank, N.A. from October 1992 to June 1998, during the tenure of Mr. Steve Halverson, Canyon Bancorporation's President and Chief Executive Officer.

JODI GRASSMEYER Ms. Grassmeyer is and has been for more than the last five years a consulting attorney and owner of Madeira Management Group, Inc. a Tucson law firm which specializes in regulatory compliance, employee benefits, and personnel matters. Ms. Grassmeyer is also a licensed Life/Disability Agent and Property/Casualty Agent as well as a former licensed real estate agent.

GARY GIBSON. Mr. Gibson has been the President and Chief Executive Officer of Russett Southwest Corp., a heating, ventilation and air conditioning contracting firm based in Tucson since 1969. In his long tenure as a business leader in Tucson, Mr. Gibson has been active in a number of business organizations including the Southern Arizona Mechanical Contractors Association, the Southern Arizona Home Builders Association, the Electric League of Arizona, and the American Indoor Air Quality Counsel.

STEVEN HALVERSON is a Director and the President and Chief Executive Officer of Canyon Bancorporation and Canyon Community Bank. Mr. Halverson has 25 years of diverse community banking experience, and he has been an organizing director and officer of two successful national banks. His banking career began in May 1976 at Cashmere Valley Bank, in Cashmere, Washington where he served, among other things, as Chief Financial Officer, until August 1986. Mr. Halverson was an organizing director and Chief Financial Officer of North Cascades National Bank in Chelan, Washington between August 1986 and April 1988. In April 1988, he became the Chief Operating Officer and a director at First National Bank of Enumclaw (Washington), prior to its sale to Puget Sound Bancorp in January 1991. From May 1991 to October 1991, he served as President and a director of First Community Bank in Lacey, Washington. In 1992, Mr. Halverson was an organizing director of Kittitas Valley Bank, N.A., a national bank in Ellensburg, Washington. He served as President, Chief Executive Officer and a director from Kittitas Valley Bank's inception until his retirement in December 1999. Mr. Halverson has a Bachelor of Arts degree in Business Administration and Finance from Central Washington University, Ellensburg, WA.

PAM MCNAIR-WINGATE Ms. McNair-Wingate is and has been for more that the last five years the owner of Gadabout Inc., which operates five salon/day spas in Tucson, Arizona and the surrounding communities. Ms. McNair-Wingate is also a long-time resident of the Tucson area. Ms. McNair-Wingate is actively involved in the local business community, including her participation in several civic organizations.

RICHARD UNDERWOOD Mr. Underwood is and has been for more than the last five years a partner with his brother Robert in AAA Landscaping and Arrid Solutions Nursery, based in Tucson and Phoenix, Arizona, respectively. For many years his enterprises have supplied these areas with landscaping and design services. Mr. Underwood is a long-time resident of the Northwest.

Executive Officers

CHARLES LUHTALA banking experience spans 18 years, including 15 years in commercial lending. At First National Bank of Enumclaw, he worked with Mr. Steve Halverson, and served as the Senior Lending Officer from May 1985 to March 1990, at which point the bank was sold. Mr. Luhtala continued his employment with First National Bank of Enumclaw's successors through several merger transactions, culminating with Key Bank N.A., where he served as Vice President/Relationship Manager from March 1993 to June 2000, when he departed to join Canyon Community Bank. Mr. Luhtala holds a Bachelor of Science in Business Administration from Pacific Lutheran University in Tacoma, Washington and has completed banking courses at the West Coast Agricultural Credit School. He is also a graduate of Pacific Coast Banking School, a three year program at the University of Washington.

WESLEY VEACH is a licensed Certified Public Accountant and received his Bachelor of Science degree in accounting from Central Washington University in Ellensburg, Washington. From September 1992 to March 2000 Mr. Veach was employed in various positions, including audit supervisor (from September 1996 to March 2000) with Knight Vale & Gregory PLLC, a regional accounting firm headquartered in Tacoma, Washington, specializing in community bank accounting, auditing, and consulting. At KVG, Mr. Veach worked with over 20 community banks, and his responsibilities included auditing, data processing review, loan review, and consulting. Prior to joining KVG and while working towards his accounting degree, Mr. Veach worked full-time at Kittitas Valley Bank from November 1992 to July 1996, where Mr. Steve Halverson served as President and Chief Executive Officer.

Remuneration of Directors and Officers

Directors. Directors of Canyon Bancorporation and Canyon Community Bank do not currently receive any annual fees or fees for board meetings attended. Commencing January 1, 2006, Directors of Canyon Community Bank will receive a fee of $300 for each regular monthly board meeting attended. This amount will be paid annually, at the end of each calendar year, and will be paid $100 in cash for each regular board meeting attended and $200 in Canyon Bancorporation common stock (valued at the fair market value of such common stock at the last business day of such year). Directors receive no fees in connection with service as directors of Canyon Bancorporation, nor will they receive any fees subsequent to January 1, 2006. Additionally, directors are entitled to receive stock options under the Director Stock Option. See "Stock Option Plans" below.

Executive Officers. The following table sets forth compensation paid by Canyon Bancorporation (or Canyon Community Bank) to its three most highly paid executive officers during 2004.

Name of Individual or Identity of Group	Capacities in Which Remuneration Was Received	Aggregate Remuneration*
Steven Halverson	President and Chief Executive Officer of Canyon Bancorporation and Canyon Community Bank	$156,615
Charles Luhtala	Chief Credit Officer of Canyon Community Bank	$113,067
Wesley Veach	Chief Financial Officer of Canyon Bancorporation and Canyon Community Bank	$99,897
All Executive Officers as a group (3 persons)		$369,579

* Does not include non-cash items such as stock option grants. (See " Executive Officer and Director Stock Options"). Also does not include an automobile allowance in the amount of $500 per month payable with respect to Mr. Halverson, and country club membership dues in payable with respect to each of Messrs. Halverson, Luhtala and Veach, in the monthly amount of $485 as to each person.

Change in Control Severance Agreements. Canyon Bancorporation and Canyon Community Bank have entered into Change in Control Severance Agreements ("Severance Agreements") dated as of September 15, 2005, with Steven Halverson, President and Chief Executive Officer; Charles Luhtala, Chief Credit Officer; and Wesley Veach, Chief Financial Officer. The Severance Agreements are not employment agreements, and the officers are at-will employees of Canyon Community Bank (or in the case of Mr. Halverson, of Canyon Bancorporation and Canyon Community Bank).

Under each officer's Severance Agreement, if a change in control of Canyon Bancorporation or Canyon Community Bank occurs while the officer is employed by Canyon Bancorporation of Canyon Community Bank and prior to the closing of such change in control, neither Canyon Bancorporation nor Canyon Community Bank has requested in writing that the officer remain employed, then concurrent with the closing the officer will receive a lump-sum change in control severance payment equal to a multiple of his or her highest reported annual income received from Canyon Community Bank over the preceding three years. In the case of Mr. Halverson, this payment will be three (3) times his highest reported annual income during such period; in the cases of Messrs. Luhtala and Veach, this payment will be two (2) times their respective highest reported annual income. If prior to the closing of a change in control, Canyon Bancorporation or Canyon Community Bank requests in writing that the officer remain employed, for a period not to exceed a specified length of time (90 days in the case of Messrs. Halverson and Veach, 180 days in the case of Mr. Luhtala), then the officer will continue his employment for such requested period. Upon completion of such employment, the officer will receive a lump-sum change in control payment, in the same amount described above.

If the officer is terminated without cause (as defined in the Severance Agreement) or the officer resigns with good reason (as defined in the Severance Agreement) and within 12 months thereafter Canyon Bancorporation or Canyon Community Bank enters into an agreement for a change in control, or a change in control is announced or required to be announced, the officer will receive the change in control severance payment described above, upon the closing of such change in control.

Stock Option Plans

Employee Stock Option Plan. Canyon Community Bank's board of directors adopted an Employee Stock Option Plan in September 2000 and the Employee Plan was approved by Canyon Community Bank's shareholders in April 2001. The Employee Plan was adopted by Canyon Bancorporation in connection with its formation as a holding company. The Employee Plan provides for the granting of stock options that are either Incentive Stock Options ("ISOs") or Nonqualified Stock Options ("NQ Options") for purposes of the Internal Revenue Code. The Employee Plan provides that the exercise price for options granted (whether ISOs or NQ Options) must be no less than the fair market value of Canyon Bancorporation's shares (or the net book value, if that figure is higher) on the date of the grant.

The Employee Plan is administered by our board of directors. The Employee Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of Canyon Bancorporation's outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Employee Plan.

Stock options are granted under the Employee Plan upon the recommendation of the Directors' Compensation Committee after reviewing employee performance, performing peer group analysis, and discussions with our President and CEO regarding option grant levels necessary to attract and retain quality employees in a very competitive employment market. There are no predetermined payment amounts or schedules or formal performance criteria or formulas.

Stock options that have been granted to our executive officers under the Employee Plan are described under "Executive Officer and Director Stock Options" below.

Under the Employee Plan, options for a total of 45,787 shares may be granted to employees of Canyon Bancorporation and Canyon Community Bank. Options to purchase 39,682 shares were outstanding at June 30, 2005, of which 26,864 were vested as of such date.

Director Stock Option Plan. Canyon Community Bank's board of directors adopted a Director Stock Option Plan (the "Director Plan") in September 2000, and the Director Plan was approved by Canyon Community Bank's shareholders in April 2001. Like the Employee Plan, the Director Plan was adopted by Canyon Bancorporation when it became Canyon Bancorporation for Canyon Community Bank. The Director Plan provides for the granting of non-qualified stock options to directors of Canyon Bancorporation and Canyon Community Bank. The terms of the Director Plan are substantially similar to those of the Employee Plan, except that directors can only receive nonqualified stock options. The exercise price for options granted under the Director Plan must be no less than the fair market value of our shares (or the net book value, if that figure is higher) on the date of grant.

The Director Plan is administered by our board of directors. The Director Plan may be amended by the board of directors without shareholder approval, except that without the approval of at least a majority of our outstanding common stock, no amendment may increase the number of shares that may be issued pursuant to the Director Plan.

Under the Director Plan, options for a total of 21,367 shares may be granted to directors. Options for a total of 21,364 shares have been granted. Options to purchase 10,380 shares at $20 per share (all of which are currently exercisable) and 3,052 shares at $30 per share (of which 610 shares are currently exercisable, and 610 of which will be exercisable on each of January 1, 2006, 2007, 2008, 2009) were outstanding at June 30, 2005.

Following the offering, and subject to approval by Canyon Bancorporation's shareholders at the 2006 annual shareholders meeting, Canyon Bancorporation intends to increase the number of shares for which options may be granted under the Employee Stock Option Plan and the Director Stock Option Plan, to a level that will at least maintain the current proportion of available options to outstanding shares, taking into account shares sold in this offering. Assuming that all the shares offered are sold, and subject to shareholder approval, this increase would involve an additional 11,250 shares under the Employee Stock Option Plan and an additional 5,250 shares under the Director Stock Option Plan.

Security Ownership of Management and Certain Shareholders

The following table sets forth, as of June 30, 2005, the number and percentage of shares of Canyon Bancorporation's outstanding common stock beneficially owned by (i) each of the three highest paid executive officers of Canyon Bancorporation; (ii) each of our directors; (iii) each person known to us to own 5% or more of Canyon Bancorporation's outstanding stock; and (iv) all executive officers and directors as a group. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated. Shares that may be purchased within 60 days by exercise of stock options are deemed to be beneficially owned, and are included in the table as indicated.

Beneficial Owner	Amount	Percent of Class*
Steve Halverson	19,378(1)	5.92%
Chuck Luhtala	15,633(2)	4.82%
Wes Veach	7,410(3)	2.29%
Dennis Cummings	9,050(4)	2.83%
Gary Gibson	14,910(5)	4.71%
Richard Underwood	10,035(6)	3.17%
Pam McNair-Wingate	8,440(7)	2.64%
Jodi Grassmeyer	9,364(8)	2.56%
All Directors and Executive Officers as a Group	94,220**	28.94%**
TOTAL		

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* Percentage of shares beneficially owned by each individual is calculated as though all stock options allocable to such person that are exercisable within 60 days had been exercised, and such number of shares added also to total shares outstanding.

** The shares shown as beneficially owned do not include shares that our directors and executive officers have indicated they plan to purchase in the offering. As noted under "TERMS OF THE OFFERING – Purchase Intentions of Directors and Executive Officers," such persons have indicated that they intend to purchase, in the aggregate, approximately 18,750 shares, although they may purchase additional shares, subject to availability. Such persons have not executed subscription agreements or otherwise formally agreed to purchase such shares.

(1) Includes 10,378 stock options exercisable Canyon Bancorporation employee stock option plan.

(2) Includes 7,633 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 6,763 shares as custodian by RBC Dain Rauscher for IRA.

(3) Includes 6,409 stock options exercisable Canyon Bancorporation employee stock option plan. Also includes 500 shares as custodian by RBC Dain Rauscher for IRA.

(4) Includes 3,050 stock options exercisable Canyon Bancorporation Director stock option plan. Also includes 6,000 shares as custodian by First Trust Corporation for IRA.

(5) Includes 9,860 shares held in Gibson Living Trust. Also includes 5,000 shares as custodian HRBFA for Kathy Gibson IRA.

(6) Includes 997 shares as custodian by RBC Dain Rauscher for IRA. Also includes 665 shares as custodian by RBC Dain Rauscher for Esther Underwood IRA.

(7) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan.

(8) Includes 2,440 stock options exercisable Canyon Bancorporation Director stock option plan. Includes 775 shares held in J.L. Grassmeyer Trust. Also includes 4,800 held in Grassmeyer SAR SEP IRA. Also includes 500 shares owned by Ms. Grassmeyer's spouse and 700 shares held by him in an IRA.

Executive Officer and Director Stock Options

The following information is provided with respect to options held by the persons listed in the Executive Officer Compensation Table under "Remuneration of Directors and Officers" and all officers and directors as a group.

	Stock Options Granted (Shares)	Exercise Price	Date of Exercise
Steven Halverson	15,262[(1)]	(1)	(1)
Charles Luhtala	10,684[(2)]	(2)	(2)
Wesley Veach	10,683[(3)]	(3)	(3)
All Directors and Executive Officers as a group	50,061[(4)]	(4)	(4)

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(1) Currently exercisable as to 12,820 shares; 12,210 shares at $20.00 per share and 610 shares at $30 per share. Also includes options to acquire 2,442 shares at an exercise price of $30.00 per share, which will be exercisable as to 610 shares on each of January 1, 2006, 2007, 2008, and as to 612 shares on January 1, 2009.

(2) Currently exercisable as to 9,463 shares; 9,158 shares at $20.00 per share and 305 shares at $30 per share. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, which will be exercisable as to 305 shares on each of January 1, 2006, 2007, 2008, and as to 306 shares on January 1, 2009.

(3) Currently exercisable as to 7,630 shares; 6,105 shares at $20.00 per share, 1,220 shares at $26 per share and 305 shares at $30.00 per share. Also includes options to acquire 1,832 shares at an exercise price of $26.00 per share, which will be exercisable as to 610 shares on each of January 1, 2006, and 2007, and as to 612 shares on January 1, 2008. Also includes options to acquire 1,221 shares at an exercise price of $30.00 per share, which will be exercisable as to 305 shares on each of January 1, 2006, 2007 and 2008, and as to 306 shares on January 1, 2009.

(4) Includes options for 36,629 shares held by executive officers and 13,432 shares held by directors (excluding Mr. Halverson). Of the 13,432 shares subject to options held by directors, 10,380 are exercisable at $20.00 per share (all of which are currently exercisable) and 3,052 are exercisable at $30.00 per share (of which 610 are currently exercisable and 610 will be exercisable on each of January 1, 2006, 2007, 2008 and 2009).

CERTAIN TRANSACTIONS AND RELATIONSHIPS

Some of the directors and officers of Canyon Community Bank and the business organizations with which they are associated, have been customers of, and have had banking transactions with, Canyon Community Bank in the ordinary course of its business, and Canyon Community Bank expects to have such banking transactions in the future. All loans and commitments to loan included in such transactions were made in substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and, in the opinion of Canyon Community Bank's management, these transactions do not involve more than a normal risk of collectibility or present other unfavorable features.

At December 31, 2004, and December 31, 2003, officers and directors of Canyon Community Bank, or companies in which they have 10% or more of beneficial interest, were indebted to Canyon Community Bank in the aggregate amount of $2.7 million and $2.8 million, respectively, in connection with the banking transactions referred to above. At June 30, 2005, loans to officers and directors totaled $2.0 million. This amount represents approximately 3.70% of Canyon Community Bank's outstanding gross loans as of such date ($55.2 million). All such loans are currently in good standing and are being paid in accordance with their terms.

In 2000, in connection with the organization and formation of Canyon Community Bank, a limited liability company (Oracle & Magee Investors, LLC), which was comprised of seven of the eight initial directors of Canyon Community Bank and Charles Luhtala, was formed for the purpose of purchasing the bank site located at Oracle and Magee Roads (now the site of Canyon Community Bank's main office). The bank site was purchased by Oracle & Magee Investors due to the need to purchase the existing bank building prior to the obtaining of OCC approval of Canyon Community Bank's charter. From the inception of the opening of Canyon Community Bank until the first quarter of 2004, Canyon Community Bank leased the building from Oracle & Magee Investors, LLC, at an annual rent of $99,000, and Canyon Community Bank paid approximately $100,000 for leasehold improvements. The terms of such transaction were determined by an independent state-certified real estate appraiser to be fair to Canyon Community Bank. During the first quarter of 2004, the Company completed an analysis of the cost to Canyon Community Bank of leasing branch properties versus owing such properties, and the board of directors elected to purchase all branch sites. As a result, in the first quarter of 2004 Canyon Community Bank purchased the site from Oracle & Magree Investors, LLC at a price determined by independent appraisal.

In 2002, a limited liability company (Thornydale & Horizon Hills Drive, LLC), which was comprised of all of the then current directors of Canyon Community Bank and Wesley Veach, was formed for the purpose of purchasing land and constructing a 9,000 square foot building to house the current Marana branch location. It was intended that the building, once constructed, would be leased to Canyon Community Bank. During the first quarter of 2004, the Company completed an analysis of the cost to Canyon Community Bank of leasing branch properties versus owning such properties, and the board of directors elected to purchase all branch sites. As a result, in the first quarter of 2004 Canyon Community Bank purchased the site and the building, which was then under construction, from Thornydale & Horizon Hills Drive, LLC at a price equal to the purchase price paid by Thornydale & Horizon Hills Drive, LLC for the property and its hard costs incurred in construction of the building to the date of purchase.

SUPERVISION AND REGULATION

The following discussion is only intended to provide summaries of significant statutes and regulations that affect the banking industry and is therefore not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

General

Canyon Bancorporation is extensively regulated under federal law, and to a lesser extent, by Arizona state law. These laws and regulations are primarily intended to protect Canyon Community Bank's depositors, not its shareholders. Changes in applicable laws or regulations may have a material effect on the business and prospects of Canyon Bancorporation. Some of the significant areas of bank regulation affecting Canyon Community Bank and Canyon Bancorporation are discussed below.

Significant Changes In Banking Laws And Regulations

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") was enacted to address corporate and accounting fraud. Among other things, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures; and (iii) requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert." To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director from misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Since neither Canyon Community Bank nor Canyon Bancorporation is a publicly reporting company, neither is subject to the requirements of the Act. However, bank regulatory agencies have been considering whether and to what extent the Act should be made applicable to banks and bank holding companies. As a result, it is possible that Canyon Bancorporation may, in the future, have to comply with the Act. While Canyon Bancorporation will certainly incur additional expense if it is required to comply with the Act, it is not expected that such compliance will have a material impact on its business.

USA Patriot Act of 2001. On October 26, 2001, the President signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2001. Among other things, the Patriot Act (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program, and (iv) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. While management believes the Patriot Act may, to some degree, affect Canyon Community Bank's record-keeping and reporting expenses, it does not believe that the Patriot Act will have a material adverse effect on Canyon Community Bank's business and operations.

Financial Services Modernization. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act, brought about significant changes to the laws affecting banks and bank holding companies. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iii) provided an enhanced framework for protecting the privacy of consumer information and (iv) addressed a variety of other legal and regulatory issues affecting day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities underwriting activities. In addition, in a change from previous law, bank holding companies may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks (and certain state banks), either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

Management does not believe that the act will negatively affect Canyon Community Bank's operations. However, to the extent the act permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. This consolidation could result in a growing number of larger financial institutions that offer a wider variety of financial services than Canyon Community Bank currently offers and that may aggressively compete in the markets currently served by Canyon Community Bank.

Bank Holding Company Regulation

Canyon Bancorporation is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and therefore is subject to regulation, supervision and examination by the Federal Reserve. Canyon Bancorporation must file annual reports with the Federal Reserve and provide it with such additional information as the Federal Reserve may require. Under the Financial Services Modernization Act, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or (ii) engaging in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to Canyon Bancorporation or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit Canyon Bancorporation's ability to obtain funds from Canyon

Community Bank for its cash needs, including, funds for payment of dividends, interest and operational expenses.

Tie-In Arrangements. Canyon Community Bank and Canyon Bancorporation cannot engage in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, Canyon Community Bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from Canyon Bancorporation, or that a customer refrain from obtaining other services from a competitor.

State Law Restrictions. As an Arizona corporation, Canyon Bancorporation is subject to certain limitations and restrictions under applicable Arizona corporate law.

National Bank Regulation

As a national banking association, Canyon Community Bank is subject to the supervision and regulation of the OCC. The federal laws that apply to Canyon Community Bank regulate, among other things, the scope of its business, its investments, its reserves against deposits and the nature and amount of collateral for loans. Canyon Community Bank's deposits are insured to a maximum of $100,000 per depositor by the FDIC, and Canyon Community Bank pays semiannual deposit insurance premium assessments to the FDIC.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, federal regulators evaluate the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain Federal Reserve restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons who are neither insiders nor employees. A violation of these restrictions may result in regulatory sanctions on Canyon Community Bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of Canyon Bancorporation's cash revenues are dividends received from Canyon Community Bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, Canyon Bancorporation or Canyon Community Bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Effects Of Government Monetary Policy

Canyon Community Bank's earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on Canyon Community Bank cannot be predicted with certainty.

DESCRIPTION OF COMMON STOCK

General

Our Articles of Incorporation authorize us to issue up to 1,000,000 shares of common stack, no par value per share. There were 314,430 shares of common stock issued and outstanding at June 30, 2005. In addition, options for 53,114 shares have been granted, but have not been exercised, pursuant to our Employee Stock Option Plans and Director Stock Option Plan. Approximately 5,494 shares remain available for future grant to our employees pursuant to the Employee Stock Option Plan and three shares remain available for future grant to directors pursuant to the Director Stock Option Plan. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Articles of Incorporation and Bylaws

Shareholders' rights and related matters are governed by our Articles of Incorporation, Bylaws and Arizona law. Our Articles of Incorporation may be amended by the affirmative vote of a majority of our outstanding shares of common stock. Our Bylaws may be amended or repealed by the board of directors; however, no amendment of the Bylaws by the board of directors may affect the qualifications, classifications, term of office or compensation of directors. Any action of the board of directors to amend, alter or repeal the Bylaws is expressly subject to change or repeal by our shareholders. The following is a summary of certain provisions of our Articles of Incorporation and Bylaws.

Voting Rights

Each share of common stock is entitled to one vote on all matters presented for a vote, with the exception of the election of directors. Cumulative voting is authorized for the election of directors, meaning that the number of votes cast by each shareholder will be determined by multiplying the number of shares he or she owns by the number of directors to be elected. Such votes may be cumulated and cast for a single candidate, or may be distributed among two or more candidates, in the shareholder's discretion.

Dividends

Our shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Our ability to make dividend payments to our shareholders is subject to statutory and regulatory restrictions that apply to Canyon Community Bank. See "SUPERVISION AND REGULATION –Dividends."

Preemptive Rights

Our Articles of Incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Canyon Bancorporation) to acquire unissued shares of capital stock of Canyon Bancorporation.

Other Rights

Our shares of common stock have no liquidation rights or conversion rights, and our Articles of Incorporation contain no provisions regarding the redemption of the common stock, nor any sinking fund provisions.

Assessment

Shares of Canyon Bancorporation common stock are non-assessable.

Indemnification

Indemnification. Our Articles of Incorporation and Bylaws contain provisions for the indemnification of our officers and directors, and authorize us to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director or officer in connection with certain types of legal liability incurred by the individual while acting for Canyon Bancorporation within the scope of his or her employment.

Our Articles of Incorporation provide that with certain exceptions (described below), Canyon Bancorporation shall indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding , whether by the right of the corporation or its shareholders or by any other party, by reason of the fact that such person is or was a director, officer-director, or the outside director of a subsidiary, against judgments, penalties, fines, settlements, and reasonable expenses, including attorneys' fees, incurred in connection with such action, suit or proceeding unless the liabilities and expenses were on account of conduct finally adjudged (as defined in the Articles of Incorporation) to be egregious conduct (as defined in the Articles of Incorporation), or unless formal criminal charges are filed against such person for alleged violation of any federal or state banking laws.

Our Articles of Incorporation provide two exceptions to the indemnification provisions described above. Canyon Bancorporation will not be obligated to indemnify any person for expenses incurred to assert any claim against the corporation, except a claim to enforce indemnification rights, or any person related to or associated with the corporation. Additionally, if indemnification is sought with respect to an administrative proceeding or civil action instituted by a federal banking agency, indemnification and advancement of expenses is limited to the extent permitted under, and the manner prescribed by, applicable state or federal laws or formal policies.

Limitation of Liability. Our Articles of Incorporation contain provisions eliminating the personal liability of directors and director-officers to Canyon Bancorporation or our shareholders for damages for monetary damages for conduct as a director or director-officer, , unless the conduct is finally adjudged to have been egregious conduct (as defined in the Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Canyon Bancorporation pursuant to the foregoing provisions, Canyon Bancorporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Consideration of Non-Monetary Factors

Our Articles of Incorporation contain a provision requiring the board of directors to consider all relevant factors when evaluating any acquisition bid, including the social and economic effects upon

Canyon Community Bank's employees, customers, suppliers or other constituents and the communities in which Canyon Community Bank does business. This provision permits the board of directors to determine that a proposed acquisition is not in the best interests of Canyon Bancorporation or Canyon Community Bank and to oppose the transaction on the basis of the specified relevant considerations.

INDEPENDENT AUDITORS

The financial statements as of and for the years ending December 31, 2004 and 2003 of Canyon Bancorporation and Canyon Community Bank included in this Offering Circular, have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their opinion.

CERTAIN LEGAL MATTERS

Graham & Dunn, P.C., Seattle, Washington, has advised Canyon Bancorporation in connection with certain banking and securities law aspects of the offering. Leonard Felker Altfeld Greenberg & Battaile, PC, Tucson, Arizona, has advised Canyon Bancorporation that when sold by Canyon Bancorporation pursuant to the terms of the Offering Statement and after the Offering Statement has been qualified by the Securities and Exchange Commission, the shares will be legally issued under the laws of the State of Arizona, fully paid and non-assessable.

CANYON BANCORPORATION

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheet (unaudited) F-1

Consolidated Statements of Income (unaudited) F-2

Consolidated Statements of Stockholders' Equity (unaudited) F-3

Consolidated Statements of Cash Flows (unaudited) F-4

Notes to Unaudited Consolidated Financial Statements .... F-5 to F-9

Independent Auditor's Report F-10

Consolidated Balance Sheets F-11

Consolidated Statements of Income F-12

Consolidated Statements of Stockholders' Equity F-13

Consolidated Statements of Cash Flows .... F-14 –F-15

Notes to Consolidated Financial Statements .... F-16 to F-31

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
June 30, 2005
(Unaudited)

		(dollars in thousands)
ASSETS		
Cash and due from banks	$	3,371
Securities available for sale		12,149
Federal home loan bank stock and others		592
Investment in certificates of deposit		-
Loans, net		54,269
Bank premises and equipment, net		5,313
Accrued interest receivable		278
Prepaid and other assets		299
Total assets	$	76,271
LIABILITIES AND STOCKHOLDERS EQUITY		
DEPOSITS		
Noninterest-bearing		16,158
Interest-bearing		45,593
Total deposits		61,751
Securities sold under agreements to repurchase		3,368
Federal funds purchased and other borrowings		3,523
Accrued interest payable		12
Other accrued liabilities		396
Total liabilities		69,050
STOCKHOLDERS' EQUITY		
Common stock, no par value, authorized 1,000,000 shares; issued and outstanding 314,430 and 310,770 shares, respectively		6,288
Retained earnings		997
Accumulated other comprehensive loss		(64)
Total stockholders' equity		7,221
Total liabilities and stockholders' equity	$	76,271

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME
Six Months Ended June 30, 2005 and 2004
(Unaudited)

	2005	2004
	(dollars in thousands except per share amounts)	
Interest income:		
Loans	$ 1,972	$ 1,364
Securities available for sale	175	175
Fed funds sold and other	18	14
Total interest income	2,165	1,553
Interest expense:		
Deposits	340	239
Federal funds purchased, securities sold under repurchase agreements and other borrowings	66	27
Total interest expense	406	266
Net interest income	1,759	1,287
Provision for loan losses	224	121
Net interest income after provision for loan losses	1,535	1,166
Other income:		
Service charges on deposit accounts	61	66
Net realized gains on sale of securities	-	41
Mortgage fees	99	76
Other	134	65
	294	248
Other expense:		
Salaries and employee benefits	648	554
Occupancy and equipment	212	125
Other general and administrative	364	362
	1,224	1,041
Net income before income taxes	605	373
Income tax expense	254	183
Net income	$ 351	$ 190
Earnings per share:		
Basic	$ 1.12	$ 0.62
Diluted	$ 1.10	$ 0.61

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
Six Months Ended June 30, 2005
(Unaudited)

	Common Stock	Retained Earning	Other Comprehensive Income	Total
	(dollars in thousands)			
Balance, December 31, 2004	$ 6,216	$ 646	$ (78)	$ 6,784
Comprehensive income:				-
Net income	-	351	-	351
Unrealized loss on securities available for sale	-	-	14	14
Total comprehensive income				365
Stock options exercised	72	-	-	72
Balance, June 30, 2005	$ 6,288	$ 997	$ (64)	$ 7,221

The other comprehensive income for the six months ended June 30, 2004 was $69,000.

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
Six Months Ended June 30, 2005
(Unaudited)

	2005	2004
	(dollars in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 351	$ 190
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Net amortization of premiums and discounts on securities	48	59
Provision for loan losses	224	121
Depreciation and amortization	102	42
Changes in assets and liabilities:		
Accrued interest receivable	(8)	(36)
Prepaid and other assets	(80)	(33)
Accrued interest payable and other liabilities	(94)	27
Net cash provided by operating activities	543	370
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of available for sale securities	497	3,304
Calls, maturities and principal paydowns of available for sale securities	4,155	3,735
Purchase of available for sale securities	(2,805)	(4,319)
Net increase in loans	(8,416)	(7,972)
Purchases of premises and equipment	(736)	(3,563)
Purchases of federal home loan bank stock and others	(8)	(272)
Change in certificate of deposit	-	400
Net cash used in investing activities	(7,313)	(8,687)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	8,434	9,607
Net increase (decrease) in federal funds purchased	8	(1,405)
Proceeds from borrowings	12	542
Proceeds from exercise of stock options and warrants	72	99
Net cash provided by financing activities	8,526	8,843
Net increase in cash and cash equivalents	1,756	526
Cash and cash equivalents:		
Beginning	1,615	2,576
Ending	$ 3,371	$ 3,102

See Notes to Unaudited Consolidated Financial Statements.

CANYON BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation, Earnings Per Share and Stock Options

Basis of presentation:

The accompanying unaudited consolidated financial statements of Canyon Bancorporation and Subsidiary (collectively the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes necessary for a comprehensive presentation of financial condition and results of operations required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the management, all normal recurring adjustments necessary for fair presentation of results have been included. The consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004.

The interim consolidated financial statements include the accounts of Canyon Bancorporation and its wholly owned subsidiary, Canyon Community Bank. Intercompany balances and transactions have been eliminated. The results of the interim period ended June 30, 2005 are not necessarily indicative of the results expected for the year ending December 31, 2004.

Earnings per share:

The Company has adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings Per Share", which requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations.

Components used in computing earnings per share (EPS) for the six months ended June 30, 2005 and 2004 are as follows:

	2005			2004		
	Income (Numerator)	**Weighted Average Shares (Denominator)**	**Per Share Amount**	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic EPS						
Income available to common stockholders	**$ 351,000**	**313,125**	**$ 1.12**	$ 190,000	306,674	$ 0.62
Effect of Dilutive Securities						
Options	**-**	**5,220**	**0.02**	-	3,258	0.01
Diluted EPS						
Income available to common stockholders with assumed conversions	**$ 351,000**	**318,345**	**$ 1.10**	$ 190,000	309,932	$ 0.61

Note 1. Basis of Presentation, Earnings Per Share and Stock Options (Continued)

Stock options:

The Company applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company's net income would have been adjusted to the proforma amounts indicated below:

	2005	2004
Net income		
As reported	**$ 351**	$ 190
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(11)**	(39)
Proforma	**$ 340**	$ 151
Basic earnings per share:		
As reported	**$ 1.12**	$ 0.62
Proforma	**$ 1.09**	$ 0.49
Diluted earnings per share:		
As reported	**$ 1.10**	$ 0.61
Profoma	**$ 1.07**	$ 0.49

In determining the proforma amounts for options granted under the stock option plan in 2004, the value of each grant was estimated at the grant date using the minimum value method prescribed in FASB Statement No. 123 with the following weighted average assumptions; risk free interest rate of 4.38%, expected lives of 10 years and no dividends paid. Using these assumptions, the fair value of the options granted in 2004 was $10.55.

CANYON BANCORPORATION, INC. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Loans

The composition of the Bank's loan portfolio at June 30, 2005 was as follows:

Commercial	$ 12,534,000
Real Estate:	
Construction	$ 14,110,000
Commercial	20,006,000
Residential	7,232,000
Consumer	1,364,000
	$55,246,000
Deduct:	
Deferred loan fees, net of costs	244,000
Allowance for loan losses	733,000
	$54,269,000

Changes in the allowance for loan losses for the six months ended June 30, 2005 and 2004 were as follows:

	2005	2004
Balance, beginning	$ 526,000	$ 374,000
Provision for loan losses	224,000	121,000
Recoveries of amounts charged off	17,000	0
Less amounts charged off	0	0
Balance, ending	$ 733,000	$ 495,000

Information about impaired loans as of June 30, 2005 is as follows:

Total impaired loans	$ 482,000
Related Allowance for loan losses	$ 33,718
Average balance during the period	$ 482,000
Interest Income recognized on Impaired loans	$ 0

Note 3. Commitments and Contingencies

Financial Instruments with off-balance sheet risk:

A summary of the contract amounts of the Company's financial instruments with off-balance-sheet risk at June 30 is as follows:

Commitments to extend credit	$ 7,925,000
Credit card commitments	$ 1,041,000
Total	$ 8,966,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral is obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties. Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essential the same as that involved in extending loan facilities to customers. The Company maintains various levels of collateral supporting those commitments for which collateral is deemed necessary. At June 30, 2005, all the standby letters of credit were unsecured.

Contingencies:

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse, effect on the financial statements.

Note 4. Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I (as defined) capital to average assets (as defined). Management believes, as of June 30, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of June 30, are also presented in the following tables:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of June 30, 2005:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk weighted assets)	7,954,000	12.15%	5,237,000	8.00%	6,546,400	10.00%
Tier I Capital (to risk weighted assets)	7,221,000	11.03%	2,618,560	4.00%	3,927,870	6.00%
Tier I Capital (average assets)	7,221,000	9.63%	3,000,240	4.00%	3,750,300	5.00%

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Canyon Bancorporation
Tucson, Arizona

We have audited the accompanying consolidated balance sheets of Canyon Bancorporation and Subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canyon Bancorporation and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Phoenix, Arizona
February 3, 2005

Canyon Bancorporation and Subsidiary

Consolidated Balance Sheets
December 31, 2004 and 2003

ASSETS		**2004**		2003
Cash and due from banks *(Note 9)*	$	**1,615,153**	$	2,575,566
Certificates of deposit		**-**		998,000
Securities available for sale *(Notes 2 and 6)*		**14,025,365**		15,101,557
Federal Home Loan Bank stock and others		**583,660**		304,215
Loans, net *(Notes 3, 7 and 11)*		**46,077,170**		32,632,850
Bank premises and equipment, net (*Notes 4 and 7*)		**4,678,947**		462,049
Accrued interest receivable		**269,858**		215,794
Prepaid and other assets *(Note 12)*		**223,557**		152,221
Total assets	**$**	**67,473,710**	$	52,442,252
LIABILITIES AND STOCKHOLDERS' EQUITY				
DEPOSITS (*Notes 5 and 11*)				
Noninterest-bearing	**$**	**14,251,217**	$	8,999,902
Interest-bearing		**39,065,739**		32,520,816
Total deposits		**53,316,956**		41,520,718
Securities sold under agreements to repurchase (*Note 6*)		**3,355,928**		2,163,306
Federal funds purchased and other borrowings *(Note 7)*		**3,515,000**		2,435,000
Accrued interest payable		**6,189**		4,773
Other accrued liabilities		**496,262**		164,174
Total liabilities		**60,690,335**		46,287,971
COMMITMENTS AND CONTINGENCIES (*Note 7*)				
STOCKHOLDERS' EQUITY (*Notes 8 and 10*)				
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 310,770 and 305,860 shares, respectively		**6,215,400**		6,117,200
Retained earnings		**646,161**		40,098
Accumulated other comprehensive loss		**(78,186)**		(3,017)
Total stockholders' equity		**6,783,375**		6,154,281
Total liabilities and stockholders' equity	**$**	**67,473,710**	$	52,442,252

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

	2004	2003
Interest income:		
Loans	$ 2,970,449	$ 2,069,632
Securities available for sale	367,743	347,469
Federal funds sold and other	35,789	58,373
Total interest income	3,373,981	2,475,474
Interest expense:		
Deposits	539,347	432,088
Federal funds purchased, securities sold under repurchase agreements and other borrowings	58,302	36,340
Total interest expense	597,649	468,428
Net interest income	2,776,332	2,007,046
Provision for loan losses (*Note 3*)	129,258	124,220
Net interest income after provision for loan losses	2,647,074	1,882,826
Other income:		
Service charges on deposit accounts	140,687	118,638
Net realized gains on sale of securities *(Note 2)*	40,992	5,467
Mortgage fees	153,308	114,216
Other	165,136	97,077
	500,123	335,398
Other expenses:		
Salaries and employee benefits	1,093,555	767,244
Occupancy and equipment	301,325	317,395
Other general and administrative	645,465	522,349
	2,040,345	1,606,988
Net income before income taxes	1,106,852	611,236
Income tax expense *(Note 12)*	500,789	77,600
Net income	$ 606,063	$ 533,636
Earnings per share:		
Basic	$ 1.96	$ 1.74
Diluted	$ 1.94	$ 1.68

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004 and 2003

	Comprehensive income	Common stock Shares	Common stock Common	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance, December 31, 2002		305,860	$ 6,117,200	$ (493,538)	$ 27,348	$ 5,651,010
Comprehensive income:						
Net income	$ 533,636	-	-	533,636	-	533,636
Unrealized loss on securities available for sale,						-
net of reclassification adjustment *(Note 2)*	(30,365)	-	-	-	(30,365)	(30,365)
Total comprehensive income	$ 503,271					
Balance, December 31, 2003		305,860	6,117,200	40,098	(3,017)	6,154,281
Comprehensive income:						
Net income	$ 606,063	-	-	606,063	-	606,063
Unrealized loss on securities available for sale, net of reclassification adjustment *(Note 2)*	(75,169)	-	-	-	(75,169)	(75,169)
Total comprehensive income	$ 530,894					
Stock options exercised *(Note 10)*		3,660	73,200	-	-	73,200
Stock warrants exercised *(Note 10)*		1,250	25,000	-	-	25,000
Balance, December 31, 2004		310,770	$ 6,215,400	$ 646,161	$ (78,186)	$ 6,783,375

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 606,063	$ 533,636
Adjustments to reconcile net income to net cash flows provided by operating activities:		
Provision for loan losses	129,258	124,220
Net amortization of premiums and discounts on securities	127,849	154,763
Depreciation and amortization	123,229	82,421
Gain on sale of available for sale of securities	(40,992)	(5,467)
Deferred income taxes	86,000	(62,000)
Changes in assets and liabilities:		
Increase in accrued interest receivable	(54,064)	(3,926)
(Increase) decrease in prepaid and other assets	(118,612)	22,282
Increase (decrease) in accrued interest payable	1,416	(221)
Increase in other accrued liabilities	332,088	92,756
Net cash provided by operating activities	1,192,235	938,464
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of available for sale securities	(8,757,584)	(19,933,289)
Maturities and calls of available for sale securities	3,000,000	9,050,000
Proceeds from sale of available for sale securities	3,345,222	1,518,084
Principal paydowns on mortgage backed securities	3,287,804	7,307,120
Change in restricted securities	(279,445)	(42,242)
Change in certificates of deposit	998,000	397,000
Net increase in loans	(13,573,578)	(13,248,358)
Purchases of premises and equipment	(4,340,127)	(165,211)
Net cash used in investing activities	(16,319,708)	(15,116,896)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	11,796,238	12,459,424
Net increase in securities sold under agreements to repurchase	1,192,622	368,872
Proceeds from federal funds purchased and other borrowings	1,080,000	2,435,000
Proceeds from exercised stock warrants	25,000	-
Proceeds from exercised stock options	73,200	-
Net cash provided by financing activities	14,167,060	15,263,296
Net (decrease) increase in cash and cash equivalents	(960,413)	1,084,864
Cash and cash equivalents:		
Beginning	2,575,566	1,490,702
Ending	$ 1,615,153	$ 2,575,566

See Notes to Consolidated Financial Statements.

Canyon Bancorporation and Subsidiary

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2004 and 2003

	2004	2003
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments for interest	$ 596,233	$ 468,428
Cash payments for taxes	$ 129,520	$ 77,600
SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES		
Net change in unrealized gain on securities available for sale	$ (113,893)	$ (46,007)

See Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of banking activities:

Canyon Bancorporation (the "Bancorporation") was formed February 6, 2004, when the holding company was incorporated under the State of Arizona and commenced operations on May 1, 2004. Bancorporation's wholly owned subsidiary, Canyon Community Bank (the "Bank") is a nationally-chartered, full-service bank incorporated in Arizona in 2000 that currently operates banking locations in Tucson and Marana, Arizona. The Bank provides a variety of banking services to individuals and small-to-medium sized businesses and professional practices in the trade area throughout Tucson. The Bank's primary deposit products are demand deposit accounts, money market accounts and certificates of deposit, and its primary lending products are commercial, real estate, commercial construction, real estate mortgage and consumer loans. Management focuses on small-to-medium size businesses. The loan portfolio includes a significant concentration of credit collateralized by residential and commercial real estate.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.

A summary of the Company's significant accounting policies are as follows:

Principles of consolidation:

On April 15, 2004, stockholders of Canyon Community Bank approved the exchange of their common stock in Canyon Community Bank for common stock in the newly formed holding company, Canyon Bancorporation. This transaction was consummated on May 1, 2004 and accounted for at historical cost. As part of this transaction, the stock changed from having $1.00 par value to having no par value. As such, previously reported capital surplus has been reclassified to common stock.

The consolidated financial statements include the accounts of Canyon Bancorporation and its wholly-owned subsidiary, Canyon Community Bank, collectively referred to herein as the Company. Significant intercompany accounts and transactions are eliminated in consolidation.

Use of estimates:

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Earnings per share:

The Company has adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings Per Share", which requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants and convertible securities outstanding that trade in a public market. Diluted per share amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations.

Components used in computing earnings per share (EPS) for the year ended December 31, 2004 and 2003 are as follows:

	2004			2003		
	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
Basic EPS						
Income available to common stockholders	$ 606,063	308,739	$ 1.96	$ 533,636	305,860	$ 1.74
Effect of Dilutive Securities						
Options	-	3,258	0.02	-	11,690	0.02
Diluted EPS						
Income available to common stockholders with assumed conversions	$ 606,063	311,997	$ 1.94	$ 533,636	317,550	$ 1.68

Cash and cash equivalents:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans, deposit and short-term borrowings are reported net.

The Company maintains amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Securities available for sale:

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income (loss), net of the related deferred tax effect. The amortization of premiums and accretion of discounts are recognized in interest income over their contractual lives. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Federal Home Loan Bank stock and others:

Investments in Federal Reserve Bank, Federal Home Loan Bank and Bankers' Bank of the West stock are carried at cost since there is no readily available market value for these securities.

Loans:

Loans are stated at the amount of unpaid principal, reduced by net deferred loan fees and an allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior loan loss experience and peer bank loan loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay. Due to the concentration of the Company's loans portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in the Tucson, Arizona area. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Office of the Comptroller of the Currency (OCC), as an integral part of their examination process, periodically reviews the Company's allowance for credit losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Loans (continued):

The allowance consists of specific and general components. The specific component related to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and peer bank loss experience and is adjusted for qualitative and environmental factors.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable, based on current information and events, the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Interest and fees on loans:

Interest on loans is recognized over the terms of the loans and is calculated using the effective interest method. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are generally credited to the loan receivable balance and no interest income is recognized on these loans until the principal balance has been collected.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loans yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees are based upon a percentage of a customer's unused line of credit, and fees related to standby letters of credit are generally recognized over the commitment period.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Transfer of financial assets:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment:

Premises and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, generally one to thirty years.

Employee stock options:

The Company applies APB Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its Plans (See Note 10). Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been recorded based on the fair value at the grant dates for awards under the plans consistent with the method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, the Company's net income would have been adjusted to the proforma amounts indicated below:

		2005		2004
Net income				
As reported	**$**	**606,063**	$	533,636
Deduct total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects		**(78,419)**		(61,679)
Proforma	**$**	**527,644**	$	471,957
Basic earnings per share:				
As reported	**$**	**1.96**	$	1.74
Proforma	**$**	**1.71**	$	1.54
Diluted earnings per share:				
As reported	**$**	**1.94**	$	1.68
Proforma	**$**	**1.69**	$	1.49

In determining the proforma amounts for options granted under the stock option plan in 2004 and 2003, the value of each grant was estimated at the grant date using the minimum value method prescribed in FASB Statement No. 123 with the following weighted average assumptions; risk free interest rate of 4.38% and 4.07%, respectively, expected lives of 10 years and no dividends paid. Using these assumptions, the fair value of the options granted in 2004 and 2003 was $10.55 and $8.62, respectively.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

Income taxes:

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Off-balance-sheet instruments:

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Current accounting developments:

In December 2004, the Financial Accounting Standards Board ("FASB") published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123(R)" or the "Statement"). FAS 123 (R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. (Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.)

The Statement is effective at the beginning of 2006. As of the effective date, the Company will recognize compensation cost for all awards granted after the required effective date and to awards that were granted prior to the effective date which are modified, cancelled, or repurchased after that date.

Note 2. Securities Available for Sale

Carrying amounts and estimated fair values of securities available for sale as of December 31 are summarized as follows:

	2004			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
Securities available for sale:				
U.S. government-sponsored agencies	$ 8,007,455	$ -	$ (85,063)	$ 7,922,392
Corporate bonds	1,683,708	-	(18,806)	1,664,902
Mortgage-backed	4,452,666	7,093	(21,688)	4,438,071
	$ 14,143,829	$ 7,093	$ (125,557)	$ 14,025,365

Note 2. Securities Available for Sale (Continued)

	2003			
	Amortized Cost	Unrealized Gains	Unrealized (Losses)	Fair Value
Securities available for sale:				
U.S. government-sponsored agencies	$ 7,509,020	$ 4,587	$ (32,336)	$ 7,481,271
Corporate bonds	2,279,524	40,654	(8,016)	2,312,162
Mortgage-backed	5,317,584	7,960	(17,420)	5,308,124
	$ 15,106,128	$ 53,201	$ (57,772)	$ 15,101,557

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. government-sponsored agencies	$ 22,362	$ 5,436,900	$ 62,701	$ 2,485,492
Corporate bonds	15,021	1,234,037	3,785	430,865
Mortgage-backed	7,020	1,853,199	14,668	1,260,447
	$ 44,403	$ 8,524,136	$ 81,154	$ 4,176,804

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2004, virtually all debt securities have unrealized losses. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer's financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts reports. As management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be to other than temporary.

The amortized cost and estimated fair value of investment securities at December 31, 2004 by contractual maturities are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

Note 2. Securities Available for Sale (Continued)

	Amortized cost	Fair value
Due in one year or less	$ 1,944,313	$ 1,929,081
Due after one year through five years	7,746,850	7,658,213
	9,691,163	9,587,294
Mortgage-backed securities	4,452,666	4,438,071
	$ 14,143,829	$ 14,025,365

Gross realized gains on sales of securities available for sale for the years ending December 31, 2004 and 2003 were $40,992 and $5,467, respectively.

Securities available for sale with a carrying amount of $4,950,318 and $3,372,016 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

	2004	2003
Unrealized losses on available for sale securities:		
Unrealized holding losses arising during the year	**$ (154,885)**	$ (40,540)
Reclassification adjustment for net gains realized in net income	**40,992**	5,467
Net unrealized losses before tax effect	**(113,893)**	(46,007)
Tax effect	**38,724**	15,642
Other comprehensive loss	**$ (75,169)**	$ (30,365)

Note 3. Loans

Loans classified by collateral consist of the following at December 31:

	2004	2003
Collateralized by real estate:		
Construction	**$ 9,263,649**	$ 7,491,279
Home equity	**2,937,344**	1,552,728
1st residential mortgage	**2,186,336**	817,504
2nd residential mortgage	**518,376**	279,880
Multi-family residential properties	**749,269**	199,847
Owner-occupied commercial real estate	**19,148,496**	11,939,225
Commercial and industrial	**11,126,265**	9,793,699
Consumer and other	**903,263**	1,042,902
	46,832,998	33,117,064
Deduct:		
Deferred loan fees, net of costs	**229,487**	110,154
Allowance for loan losses	**526,341**	374,060
	$ 46,077,170	$ 32,632,850

Note 3. Loans (Continued)

Information about impaired loans and non-accrual loans as of and for the years ended December 31 is as follows:

	2004	2003
Impaired loans with a valuation allowance	$ 481,684	$ -
Impaired loans without a valuation allowance	-	24,767
Total impaired loans	$ 481,684	$ 24,767
Related allowance for credit losses	$ 108,000	$ -
Non-accrual loans	$ 481,684	$ 24,767
Loans past due ninety days or more and still accruing	$ -	$ -
Average monthly balance of impaired loans (based on month-end balances)	$ 481,684	$ 29,884
Interest income recognized on impaired loans	$ 9,362	$ -
Interest income recognized on a cash basis on impaired loans	$ -	$ -

Changes in the allowance for loan losses are as follows:

	2004	2003
Balance, beginning of year	$ 374,060	$ 249,840
Provision charged to operating expense	129,258	124,220
Recoveries	23,023	-
Balance, end of year	$ 526,341	$ 374,060

Note 4. Bank Premises and Equipment

	2004	2003
Land	$ 2,236,220	$ 15,939
Buildings	1,750,660	-
Computer equipment and software	348,403	196,576
Building improvements	205,743	205,743
Furniture, fixtures and office equipment	398,298	165,210
Vehicle	10,751	10,751
Assets in process	77,793	93,522
	5,027,868	687,741
Less accumulated depreciation and amortization	348,921	225,692
	$ 4,678,947	$ 462,049

Note 5. Deposits

Deposits consist of the following at December 31:

	Weighted-average rate December 31, 2004	2004	2003
Non-interest bearing demand	-	**$ 14,251,217**	$ 8,999,902
Interest bearing demand	1.16%	**24,992,887**	20,428,968
Savings	1.46%	**10,653,367**	7,958,637
Time certificates, $100,000 and over	1.68%	**1,276,182**	2,217,160
Time certificates under $100,000	1.64%	**2,143,303**	1,916,051
		$ 53,316,956	$ 41,520,718

At December 31, 2004, scheduled maturities of time certificates are as follows:

2005	$ 632,765
2006	1,842,456
2007	672,360
2008	271,904
	$ 3,419,485

One customer held deposits of approximately $2,532,000 with the Company at December 31, 2003, which represents 6.0% of total deposits. The Company had no major deposit customers at December 31, 2004.

Note 6. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Note 7. Commitments and Contingencies

Leases:

The Company leases space to two unrelated parties. One lease requires monthly payments of $5,419 through February 2009. The other lease requires monthly payments of $2,072 through July 2005, $2,134 through July 2006 and $2,198 through July 2007.

Note 7. Commitments and Contingencies (Continued)

At December 31, 2004, the future annual minimum lease payments to be received under these operating leases is as follows:

2005	$	90,200
2006		90,955
2007		80,412
2008		65,025
Thereafter		10,838
	$	337,430

Total lease income related to operating lease was approximately $59,000 for 2004.

Borrowing facility:

The Company has approved federal funds borrowing arrangements with two unrelated financial institutions totaling $4,990,000 at December 31, 2004. Federal funds purchased under such agreements totaled $150,000 and $615,000 at December 31, 2004 and 2003, respectively. These borrowing arrangements are unsecured.

The Company also has an approved federal funds borrowing arrangement with another unrelated financial institution totaling $1,500,000 at December 31, 2004. There were no federal funds purchased under this line at December 31, 2004 or 2003. These borrowing arrangements are secured by pledged securities; however, there were no securities pledged on this line at December 31, 2004.

The Company also has an agreement with the Federal Home Loan Bank (FHLB) to borrow funds. Pursuant to collateral agreements with the FHLB, advances are collateralized by pledged securities. Advances outstanding at December 31, 2004 and 2003 were $3,365,000 and $1,820,000, respectively. Advances outstanding at December 31, 2004 mature on January 1, 2005.

Financial instruments with off-balance-sheet risk:

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Note 7. Commitments and Contingencies (Continued)

A summary of the contract amounts of the Company's financial instruments with off-balance-sheet risk at December 31 is as follows:

	2004	2003
Commitments to extend credit	**$ 14,562,000**	$ 10,973,000
Credit card commitments	**658,000**	583,000
Standby letters of credit	**61,000**	51,000
	$ 15,281,000	$ 11,607,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral is obtained, if it is deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties. Credit card commitments are unsecured.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essential the same as that involved in extending loan facilities to customers. The Company maintains various levels of collateral supporting those commitments for which collateral is deemed necessary. At December 31, 2004, all the standby letters of credit were unsecured.

Concentration of credit risk:

The Company's business activity is primarily with customers located within Tucson, Arizona and includes commercial real estate, construction, consumer, and residential real estate loans. Approximately 74% and 68% of loans were secured by real estate at December 31, 2004 and 2003, respectively.

Interest rate risk:

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 8. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I (as defined) capital to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2004, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of December 31, are also presented in the following tables:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2004:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 7,336,000	12.78%	$ 4,590,000	8.00%	$ 5,738,000	10.00%
Tier I Capital (to risk-weighted assets)	$ 6,810,000	11.87%	$ 2,295,000	4.00%	$ 3,443,000	6.00%
Tier I Capital (to average assets)	$ 6,810,000	11.02%	$ 2,472,000	4.00%	$ 3,090,000	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of December 31, 2003:	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$ 6,531,000	15.38%	$ 3,398,000	8.00%	$ 4,247,000	10.00%
Tier I Capital (to risk-weighted assets)	$ 6,157,000	14.50%	$ 1,699,000	4.00%	$ 2,548,000	6.00%
Tier I Capital (to average assets)	$ 6,157,000	13.44%	$ 1,833,000	4.00%	$ 2,291,000	5.00%

Note 9. Restrictions on Cash and Due From Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was $421,000 and $416,000 at December 31, 2004 and 2003, respectively.

Note 10. Stock Option Plan

The Company adopted an Employee Stock Option Plan (the Plan) in 2000 under which options to acquire common stock of the Company may be granted to employees or officers at the discretion of the Board of Directors. The Plan allows for the granting of 45,787 stock options. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the greater of the fair market value of the common stock on the date of grant or the net book value of the common stock at the time of grant.

Pursuant to the Plan, on January 1, 2003, the Company granted one officer an option to purchase 3,052 shares of common stock for $26 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

Pursuant to the Plan, on January 1, 2004, the Company granted its officers an option to purchase 6,104 shares of common stock at $30 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

The Company also adopted a Director Nonqualified Stock Option Plan (the Plan) in 2000 under which options to acquire common stock of the Company may be granted to directors at the discretion of the Board of Directors. The Plan allows for the granting of 21,367 stock options. The Plan provides for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the greater of the fair market value of the common stock on the date of grant or the net book value of the common stock at the time of grant.

Pursuant to the Plan, on January 1, 2004, the Company granted a director an option to purchase 3,052 shares of common stock at $30 per share. The options granted vest over five years, with 20% of shares granted becoming exercisable annually.

A summary of stock option activity during the years ended December 31, 2004 and 2003 is as follows:

	2004		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding options, beginning of period	**51,889**	**$ 20.35**	48,837	$ 20.00
Options granted	**9,156**	**30.00**	3,052	26.00
Options exercised	**(3,660)**	**20.00**	-	-
Options forfeited	**-**	**-**	-	-
Outstanding options, end of year	**57,385**	**$ 21.91**	51,889	$ 20.35
Options available to grant, end of year	**5,499**		14,655	
Options exercisable, end of year	**36,012**	**$ 20.10**	29,296	$ 20.00
Weighted-average contractual life of outstanding options, end of year		**6.4 years**		6.9 years

The exercise price for all stock options outstanding at December 31, 2004 ranges from $20.00 to $30.00.

In addition, warrants to purchase 1,250 shares at a price of $20 per share were outstanding at December 31, 2003. These warrants are exercisable ratably over a three-year period from the October 10, 2000 grant date and expire October 10, 2004. The exercise price of the warrants is equal to the offering price of the stock at the date the warrants were issued. As of December 31, 2004, all of the warrants had been exercised.

Note 11. Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with nonrelated parties.

Aggregate loan transactions with related parties for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Balance, beginning	$ 2,789,901	$ 1,961,128
New loans	421,423	834,033
Repayments	514,004	5,260
Balance, ending	$ 2,697,320	$ 2,789,901

Commitments to extend credit and credit card arrangements with related parties were approximately $239,000 and $218,000 at December 31, 2004 and 2003, respectively.

Deposits from related parties totaled approximately $4,030,000 and $3,731,000 at December 31, 2004 and 2003, respectively.

Note 12. Income Taxes

The components of net deferred taxes, which is included in other assets, are as follows:

	2004	2003
Deferred tax assets (liabilities):		
Allowance for loan losses	$ 187,000	$ 115,000
Organizational expenses	35,000	47,000
Unrealized loss on securities available for sale	40,000	2,000
Total deferred tax assets	262,000	164,000
Deferred tax liabilities:		
Unrealized gain on securities available for sale	-	-
Bank premises and equipment	149,000	31,000
Deferred loan origination fees	52,000	26,000
Accrual to cash conversion	59,000	57,000
Total deferred tax liability	260,000	114,000
Net deferred tax asset	$ 2,000	$ 50,000

During the year ended December 31, 2003, the Company decreased the valuation allowance by $182,000. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 12. Income Taxes (Continued)

The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2004	2003
Current tax	$ 414,789	$ 139,600
Deferred tax expense	86,000	120,000
Decrease in valuation allowance	-	(182,000)
	$ 500,789	$ 77,600

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate (of 34%) to pretax income for the year ended December 31 due to the following:

	2004	2003
Computed "expected" tax expense	$ 376,000	$ 208,000
Increase (decrease) in income taxes resulting from:		
State income taxes, net of federal benefits	51,000	28,000
Change in valuation allowance	-	(182,000)
Other	73,789	23,600
	$ 500,789	$ 77,600

SIGNATURES

The issuer has duly caused this Amendment No. 2 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tucson, State of Arizona, on December 20, 2005.

CANYON BANCORPORATION

By: ______________________
Steven Halverson, President and
Chief Executive Officer

In accordance with the requirements of Regulation A, this Amendment No. 2 to the offering statement has been signed by the following persons in the capacities indicated on December 20, 2005.

Signature	Capacity
______________________ Steven Halverson	President, Chief Executive Officer and Director (Principal Executive Officer)
______________________ Wesley Veach	Chief Financial Officer (Principal Financial and Accounting Officer)
______________________ Dennis Cummings	Director
______________________ Gary Gibson	Director
______________________ Jodi Grassmeyer	Director
______________________ Pam McNair-Wingate	Director
______________________ Richard Underwood	Director

By: ______________________
Steven Halverson
Attorney-in-fact

M33048-665638

PART III
EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits

The following is a list and description of the exhibits filed as part of this Form 1-A Offering Statement.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Articles of Incorporation of Canyon Bancorporation*
2.2	Bylaws of Canyon Bancorporation*
4.1	Form of Subscription Agreement*
6.1	Employee Stock Option Plan*
6.2	Form of Employee Stock Option Plan Option Agreement*
6.3	Director Stock Option Plan*
6.4	Form of Director Stock Option Plan Option Agreement*
6.5	Change in Control Severance Agreement – Steven F. Halverson*
6.6	Change in Control Severance Agreement – Wesley Veach*
6.7	Change in Control Severance Agreement – Charles Luhtala*
8.2	Articles of Association of Canyon Community Bank*
8.3	Bylaws of Canyon Community Bank*
10.1	Consent of Independent Certified Public Accountants
10.2	Consent of Legal Counsel (included in legal opinion - filed as Exhibit 11.1)*
11.1	Opinion of Leonard Felker Altfeld Greenberg & Battaile, PC regarding legality of the securities covered by the Offering Statement*

* Previously submitted.

McGladrey & Pullen

Certified Public Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 2 to the Regulation A Offering Statement of Canyon Bancorporation, of our report, dated February 3, 2005.

We also consent to the reference to our Firm under the caption "Independent Auditors" in such Offering Statement.

McGladrey & Pullen, LLP

Phoenix, Arizona
December 19, 2005